# ADAMS

## *Resources & Energy, Inc.*

## 2022   ANNUAL REPORT

ADAMS RESOURCES & ENERGY, INC. IS ENGAGED IN CRUDE OIL MARKETING, TRANSPORTATION, TERMINALLING AND STORAGE, TANK TRUCK TRANSPORTATION OF LIQUID CHEMICALS AND DRY BULK, INTERSTATE BULK TRANSPORTATION LOGISTICS OF CRUDE OIL, CONDENSATE, FUELS, OILS AND OTHER PETROLEUM PRODUCTS AND RECYCLING AND REPURPOSING OF OFF-SPECIFICATION FUELS, LUBRICANTS, CRUDE OIL AND OTHER CHEMICALS THROUGH ITS SUBSIDIARIES, GULFMARK ENERGY, INC., SERVICE TRANSPORT COMPANY, VICTORIA EXPRESS PIPELINE, LLC, GULFMARK TERMINALS, LLC, FIREBIRD BULK CARRIERS, INC. AND PHOENIX OIL, INC.

# CONTENTS

# FINANCIAL HIGHLIGHTS

| | Year Ended December 31 | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| | *(In thousands, except per share data)* | | |
| Revenues | $3,366,917 | $2,025,204 | $1,022,422 |
| Net Earnings | 3,487 | 11,888 | 995 |
| Cash & Cash Equivalents | 20,532 | 97,825 | 39,293 |
| Working Capital | 19,083 | 87,199 | 72,965 |
| Total Assets | 384,159 | 374,703 | 296,187 |
| Long Term Debt | 24,375 | - | - |
| Financial Lease Obligations | 16,467 | 13,335 | 15,619 |
| Earnings Per Common Share | $ 0.85 | $2.75 | $0.23 |
| Dividends Per Common Share | $ 0.96 | $0.96 | $0.96 |

# TO OUR SHAREHOLDERS

## Dear Shareholders:

Adams had an extraordinary year during 2022 as we continued to execute on our long term vision of growth for the Company. Year-over-year adjusted cash flows grew by +15 percent, adjusted earnings by +10 percent and adjusted earnings per share by +16 percent. These results were achieved despite the inflationary headwinds and the market uncertainties that were prevalent in 2022. In addition, the Company continued its history of returning value to shareholders by paying a dividend for the 29th consecutive year. We are thankful to the entire Adams' team that is always focused on being safe, efficient, and shareholder focused.

The Company generated net earnings of $3.5 million, or $0.85 per diluted common share, on revenues of $3.37 billion for 2022, compared to net earnings of $11.9 million, or $2.75 per diluted common share, on revenues of $2.03 billion for 2021. On an adjusted basis, net earnings were $4.2 million, or $1.02 per diluted common share, for 2022, compared to $3.8 million, or $0.88 per diluted common share, for 2021. Adjusted net earnings, adjusted earnings per common share and adjusted cash flow are non-generally accepted accounting principle ("non-GAAP") financial measures that are defined and reconciled in the financial tables below.

The Company had an exciting year in 2022 in which we added another important acquisition, developed a vastly improved banking relationship, modernized our IT infrastructure, and capitalized on our strong cash position to take advantage of an unforeseen opportunity to acquire 44 percent our outstanding shares. These events placed Adams in a strong position for 2023 and beyond.

## Summary of Financial Results (in thousands)

| | Year Ended December 31 | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| **Operating Earnings (losses):** | | | |
| Marketing | $15,874 | $25,243 | $2,974 |
| Transportation | 10,891 | 7,104 | 1,873 |
| Pipeline & Storage | (3,579) | (2,487) | (310) |
| Logistics & Repurposing | 303 | - | - |
| General & Administrative | (17,718) | (13,701) | (10,284) |
| **Operating Earnings (losses)** | 5,771 | 16,159 | (5,747) |
| **Other Income (expense):** | | | |
| Interest Income | 921 | 243 | 656 |
| Interest Expense | (1,287) | (746) | (444) |
| **Earnings (losses) Before Income Taxes** | 5,405 | 15,656 | (5,535) |
| Income Tax (provision) Benefit | (1,918) | (3,768) | 6,530 |
| **Net Earnings** | $ 3,487 | $11,888 | $995 |

# TO OUR SHAREHOLDERS

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| **Reconciliation of Adjusted Cash Flow to Net Earnings:** | | | |
| Net Earnings | $3,487 | $11,888 | $995 |
| Add (subtract): | | | |
| Income Tax Provision (benefit) | 1,918 | 3,768 | (6,530) |
| Depreciation & Amortization | 22,707 | 19,797 | 18,573 |
| Gains on Sales of Property | (2,512) | (733) | (1,859) |
| Stock-Based Compensation Expense | 1,022 | 854 | 643 |
| Inventory Liquidation Gains | - | (10,344) | - |
| Inventory Valuation Losses | 2,008 | - | 14,967 |
| Net Change in Fair Value Contracts | 353 | (14) | (9) |
| Costs of Voluntary Early Retirement Program | - | - | 431 |
| Adjusted Cash Flow | $ 28,983 | $25,216 | $27,211 |

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| **Reconciliation of Adjusted Cash Flow to Net Cash Provided by (Used in) Operating Activities:** | | | |
| Net Cash Provided by (used in) Operating Activities | $13,777 | $81,026 | $(43,999) |
| Add (subtract) | | | |
| Income Tax Provision (benefit) | 1,918 | 3,768 | (6,530) |
| Deferred Income Taxes | 2,136 | 1,401 | (6,389) |
| Provision for Doubtful Accounts | 20 | 6 | 27 |
| Inventory Liquidation Gains | - | (10,344) | - |
| Inventory Valuation Losses | 2,008 | - | 14,967 |
| Costs of Voluntary Early Retirement Program | - | - | 431 |
| Changes in Assets & Liabilities | 9,124 | (50,641) | 68,704 |
| Adjusted Cash Flow | $ 28,983 | $25,216 | $27,211 |

# TO OUR SHAREHOLDERS

| | Year Ended December 31 | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| **Adjusted Net Earnings & Earnings Per Common Share (Non-GAAP)** | | | |
| Net Earnings | $3,487 | $11,888 | $995 |
| Add (subtract): | | | |
| Gains on Sales of Property | (2,512) | (733) | (1,859) |
| Stock-Based Compensation Expense | 1,022 | 854 | 643 |
| Costs of Voluntary Early Retirement Program | - | - | 431 |
| Net Change in Fair Value Contracts | 353 | (14) | (9) |
| Inventory Liquidation Gains | - | (10,344) | - |
| Inventory Valuation Losses | 2,008 | - | 14,967 |
| Tax Effect of Adjustments to Earnings | (183) | 2,149 | (2,976) |
| Adjusted Net Earnings | $ 4,175 | $3,800 | $12,192 |
| Adjusted Earnings Per Common Share | $ 1.02 | $0.88 | $2.87 |

As we look to 2023, one of our primary focuses will be to expand our relationships with existing customers by providing additional services to them through our recently acquired new lines of business. We also plan to bolster our other businesses by capitalizing on integration opportunities we can offer our customers. In addition, we will continue to focus on growing our core businesses while delivering value to our shareholders. We will work to achieve positive results in markets with strong competition and margin pressures throughout all segments of our business.

Our major objectives for 2023 are as follows:

- Crude oil marketing – We will focus on increasing margins to maximize cash flow and capturing midstream opportunities in an inflationary market. We will utilize a new fleet dispatch and maintenance software system to help drive more efficiency in our fleet operations and lower our operating costs, which we believe will help drive increased profitability. In addition, we will look for opportunities to increase our trucking fleet to add to our overall ability to gather and distribute crude oil.

- Transportation – We will continue to increase truck utilization, upgrade our fleet quality and enhance driver retention and recruitment. We also plan to continue to capitalize on our recent acquisitions and organic expansions to improve quality of revenue through improved efficiencies. We will continue to look for ways to expand our terminal footprint to put us in a position to better compete for new business.

- Pipeline and storage – We will focus on opportunities to increase our pipeline and storage utilization, by identifying opportunities with our existing and new customers to increase volumes. In addition, we will look to capitalize on our new pipeline connection, scheduled to come on-line in the second quarter of 2023, as well as continuing to look for new connections for the pipeline system both upstream and downstream of the pipeline, to increase the crude oil supply and take-away capability of the system.

- Logistics and repurposing – We will focus on maintaining the relationships that these entities have developed over their years of operations and look to expand the customer base by offering these new services to our other divisions customers. We believe by integrating this business with certain aspects of our other businesses, we can bring additional overall value to both our customers and to our shareholders.

- Strategic business development – We will deploy a disciplined investment approach to growth in our four segments and funding new growth opportunities that are adjacent and complimentary to existing operating activities.

We would like to thank all of our shareholders, employees and other stakeholders for their continued support of Adams Resources & Energy. We look forward to executing on our strategic plan for 2023 and to the continued success of the company.

Sincerely,



**Townes G. Pressler**

*Chairman of the Board*



**Kevin J. Roycraft**

*Chief Executive Officer & President*

**March 23, 2023**

# OPERATIONS SUMMARY

## BUSINESS ACTIVITIES

Adams Resources & Energy, Inc. ("AE") is a publicly traded Delaware corporation organized in 1973. Our common shares are listed on the NYSE American LLC ("NYSE American") under the ticker symbol "AE". Through our subsidiaries, we are primarily engaged in crude oil marketing, truck and pipeline transportation, terminalling and storage in various crude oil and natural gas basins in the lower 48 states of the United States ("U.S."). We also conduct tank truck transportation of liquid chemicals, pressurized gases, asphalt and dry bulk primarily in the lower 48 states of the U.S. with deliveries into Canada and Mexico, and with nineteen terminals across the U.S. In addition, we recycle and repurpose off-specification fuels, lubricants, crude oil and other chemicals from producers in the U.S. Our headquarters are located in 22,197 square feet of office space located at 17 South Briar Hollow Lane, Suite 100, Houston, Texas 77027. Unless the context requires otherwise, references to "we," "us," "our," the "Company" or "AE" are intended to mean the business and operations of Adams Resources & Energy, Inc. and its consolidated subsidiaries.

We operate and report in four business segments: (i) crude oil marketing, transportation and storage; (ii) tank truck transportation of liquid chemicals, pressurized gases, asphalt and dry bulk; (iii) pipeline transportation, terminalling and storage of crude oil; and (iv) beginning in the third quarter of 2022, interstate bulk transportation logistics of crude oil, condensate, fuels, oils and other petroleum products and recycling and repurposing of off-specification fuels, lubricants, crude oil and other chemicals, which includes the businesses we acquired in August 2022 (see Note 6 in the Notes to Consolidated Financial Statements included in this annual report for further information regarding the acquisition). For detailed financial information regarding our business segments, see Note 9 in the Notes to Consolidated Financial Statements included in this annual report.

## 2022 DEVELOPMENTS

### Covid-19 Update and Supply Chain

The ongoing COVID-19 pandemic has resulted in a number of adverse economic effects, including changes in consumer behavior related to the economic slowdown, disruption of historical supply and demand patterns, and changes in the work force, which has affected our business and the businesses of our customers and suppliers. These adverse economic effects of the COVID-19 outbreak have impacted our operations and services.

The COVID-19 pandemic has created business challenges primarily related to changes in the work force, which continues to impact our ability to hire and retain qualified truck drivers in our business units, and issues with the supply chain, resulting in delays in purchasing items, including new tractors. While demand for transportation of products and demand for crude oil has increased from 2020 levels during the initial months of the pandemic, our growth has been limited in certain markets by the availability of truck drivers.

Our primary focus continues to be the safety of our employees and operations while providing uninterrupted service to our customers. We continue to maintain the safety protocols we established, including encouraging our employees to seek vaccination when eligible. We are dependent on our workforce of truck drivers to transport crude oil and products for our customers. Developments such as social distancing and shelter-in-place directives thus far, when implemented, have not had a significant impact on our ability to deploy our workforce effectively as the transportation industry has been deemed an essential service under current Cybersecurity and Infrastructure Security Agency guidelines.

We have also been seeking ways to overcome supply shortages in tractors, by additional maintenance to extend vehicle lives, shortages in tires and other inventory by having additional items on hand and increases in the price of diesel fuel by continuing to pass costs through to customers or attempting to reduce costs through efficiencies.

We are actively monitoring the global situation and its effect on our financial condition, liquidity, operations, customers, industry and workforce. Given the ongoing evolution of the COVID-19 outbreak and the global responses to curb its spread, we cannot estimate the length or gravity of the impacts of these events at this time. The current administration has announced that the COVID-19 public health emergency will expire in May 2023. However, if the pandemic and its economic effects continue,

# OPERATIONS SUMMARY

The ongoing COVID-19 pandemic has resulted in a number of adverse economic effects, including changes in consumer behavior related to the economic slowdown, disruption of historical supply and demand patterns, and changes in the work force, which has affected our business and the businesses of our customers and suppliers.  These adverse economic effects of the COVID-19 outbreak have impacted our operations and services.

The COVID-19 pandemic has created business challenges primarily related to changes in the work force, which continues to impact our ability to hire and retain qualified truck drivers in our business units, and issues with the supply chain, resulting in delays in purchasing items, including new tractors.  While demand for transportation of products and demand for crude oil has increased from 2020 levels during the initial months of the pandemic, our growth has been limited in certain markets by the

## Phoenix and Firebird Acquisition

On August 12, 2022, we entered into a purchase agreement with each of Scott Bosard, Trey Bosard and Tyler Bosard (collectively, the "Sellers") to acquire all of the equity interests of Firebird Bulk Carriers, Inc. ("Firebird") and Phoenix Oil, Inc. ("Phoenix") for approximately $39.3 million, consisting of a cash payment of $35.4 million, 45,777 of our common shares valued at $1.4 million, of which 15,259 shares were issued immediately and 30,518 shares will be issued over a three year period, and contingent consideration valued at approximately $2.6 million.  We funded the cash consideration using cash on hand at the time of the acquisition.

Firebird is an interstate bulk motor carrier of crude oil, condensate, fuels, oils and other petroleum products.  Firebird is headquartered in Humble, Texas, with six terminal locations throughout Texas, and operates 130 tractors and 209 trailers largely in the Eagle Ford basin.  Phoenix is also headquartered in Humble, Texas, and recycles and repurposes off-specification fuels, lubricants, crude oil and other chemicals from  producers in the U.S.  Firebird and Phoenix have formed our new logistics and repurposing segment.  We expect that this acquisition will offer us the opportunity to expand our value chain and market impact, with numerous synergies benefiting the combined companies.  See Note 6 in the Notes to Consolidated Financial Statements included in this annual report.

## New Credit Agreement

On October 27, 2022, we entered into a new credit agreement (the "Credit Agreement") with Cadence Bank and other lenders. The Credit Agreement provides for a revolving credit facility that allows for borrowings up to a  $60.0 million principal amount from time to time and a term loan in the principal amount of $25.0 million.  The Credit Agreement also provides for up to $30.0 million in letters of credit, which would reduce amounts available under the revolving credit facility by the amounts issued thereunder. The Credit Agreement replaces our prior $60.0 million credit facility with Wells Fargo Bank, National Association. See Note 12 in the Notes to Consolidated Financial Statements included in this annual report.

## Repurchase of KSA Shares

On October 31, 2022, we entered into a Stock Repurchase Agreement (the "Repurchase Agreement") with KSA Industries, Inc. and certain members of the family of the late Kenneth Stanley Adams, Jr., our founder (collectively, the "KSA Sellers"). Prior to the transaction, KSA Industries, Inc. was our largest shareholder. Under the terms of the Repurchase Agreement, we purchased an aggregate of 1,942,433 shares of our common stock from the KSA Sellers for an aggregate purchase price of $69.9 million, at a price of $36.00 per share.  The purchase price was funded with the proceeds of the $25.0 million term loan under our credit agreement with Cadence Bank, with the balance funded with cash on hand at the time of the transaction. See Note 10 in the Notes to Consolidated Financial Statements included in annual report.

# OPERATIONS SUMMARY

## BUSINESS SEGMENTS

### Crude Oil Marketing

Our crude oil marketing segment consists of the operations of our wholly owned subsidiary, GulfMark Energy, Inc. ("GulfMark"). Our crude oil marketing activities generate revenue from the sale and delivery of crude oil purchased either directly from producers or from others on the open market. We also derive revenue from third party transportation contracts. We purchase crude oil and arrange sales and deliveries to refiners and other customers, primarily onshore in Texas, Oklahoma, North Dakota, Michigan, Wyoming and Louisiana.

Our crude oil marketing activities includes a fleet of 207 tractor-trailer rigs, the majority of which we own and operate, used to transport crude oil. We also maintain approximately 180 pipeline inventory locations or injection stations. We have the ability to barge crude oil from six crude oil storage facilities along the Intracoastal Waterway of Texas and Louisiana, and we have access to approximately 889,000 barrels of storage capacity at the dock facilities in order to access waterborne markets for our products.

The following table shows the age of our owned and leased tractors and trailers within our crude oil marketing segment at December 31, 2022:

| | Tractors[1] | Trailers |
|---|---|---|
| **Model Year:** | | |
| 2023 | 26 | 10 |
| 2022 | 34 | - |
| 2021 | 40 | - |
| 2020 | 51 | - |
| 2019 | 38 | - |
| 2017 | 4 | - |
| 2015 | 4 | 28 |
| 2014 | 9 | 33 |
| 2013 | 1 | 26 |
| 2012 | - | 29 |
| 2011 | - | 98 |
| 2010 & Earlier | - | 20 |
| Total | 207 | 244 |

(1) Includes twenty-six 2023 tractors, forty 2021 tractors and thirty 2019 tractors that we lease from a third party under finance lease agreements. See Note 17 in the Notes to Consolidated Financial Statements for further information.

# OPERATIONS SUMMARY

We purchase crude oil at the field (wellhead) level. Volume and price information were as follows for the periods indicated:

| | Year Ended December 31 | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| **Field Level Purchase Volumes - Per Day**[1] | | | |
| Crude Oil - Barrels | 94,873 | 89,061 | 91,957 |
| | | | |
| **Average Purchase Price** | | | |
| Crude Oil - Per Barrel | $92.63 | $65.48 | $36.90 |

(1) Reflects the volume purchased from third parties at the field level of operations.

Field level purchase volumes depict our day-to-day operations of acquiring crude oil at the wellhead, transporting crude oil, and delivering it to market sales points. We held crude oil inventory at a weighted average composite price as follows at the dates indicated (in barrels):

| | December 31 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2022** | | **2021** | | **2020** | |
| | **Barrels** | **Average Price** | **Barrels** | **Average Price** | **Barrels** | **Average Price** |
| Crude Oil Inventory | 328,562 | $78.39 | 259,489 | $71.86 | 421.759 | $45.83 |

We deliver physical supplies to refinery customers or enter into commodity exchange transactions from time to time to protect from a decline in inventory valuation. During the year ended December 31, 2022, we had sales to two customers that comprised approximately 22.4 percent and 11.3 percent, respectively, of total consolidated revenues. We believe alternative market outlets for our commodity sales are readily available and a loss of any of these customers would not have a material adverse effect on our operations. See Note 19 in the Notes to Consolidated Financial Statements for further information regarding credit risk.

Operating results for our crude oil marketing segment are sensitive to a number of factors. These factors include commodity location, grades of product, individual customer demand for grades or location of product, localized market price structures, availability of transportation facilities, actual delivery volumes that vary from expected quantities, and the timing and costs to deliver the commodity to the customer.

## Transportation

Our transportation segment consists of the operations of our wholly owned subsidiary, Service Transport Company ("STC"). STC transports liquid chemicals, pressurized gases, asphalt and dry bulk on a "for hire" basis throughout the continental U.S., and into Canada and Mexico. For deliveries into Mexico, our drivers meet a third party carrier at the border, and the third party contractor delivers the products to the customer within Mexico. We do not own any of the products that we haul; rather we act as a third party carrier to deliver our customers' products from point A to point B, using predominately our employees and our owned or leased tractors and trailers. However, we also use contracted independent owner operators to provide transportation services. Transportation services are provided to customers under multiple load contracts in addition to loads covered under STC's standard price list. Our customers include major oil and chemical companies and large and mid-sized industrial companies.

STC operates nineteen terminals in eleven states: (i) Texas, with terminals in Houston, Corpus Christi, Nederland and Freeport; (ii) Louisiana, with terminals in Baton Rouge (St. Gabriel), St. Rose and Sterlington; (iii) Florida, with terminals in Jacksonville and Tampa; (iv) Georgia, with terminals in Atlanta and Augusta; (v) Mobile, Alabama; (vi) Charlotte, North Carolina; (vii) Cincinnati,

# OPERATIONS SUMMARY

Ohio; (viii) South Charleston, West Virginia; (ix) West Memphis, Arkansas; (x) Illinois, with terminals in East St. Louis and Joliet; and (xi) Pittsburgh, Pennsylvania. The St. Gabriel, Louisiana and the Corpus Christi, Texas terminals are situated on 11.5 acres and 3.5 acres, respectively, that we own, and both include an office building, maintenance bays and tank cleaning facilities.

Transportation operations are headquartered at a terminal facility situated on 26.5 acres that we own in Houston, Texas. This property includes maintenance facilities, administrative offices and terminal facility, tank wash rack facilities and a water treatment system. Pursuant to regulatory requirements, STC holds a Hazardous Materials Certificate of Registration issued by the U.S. Department of Transportation ("DOT").

The following table shows the age of our owned and leased tractors and trailers within our transportation segment at December 31, 2022:

|  | Tractors[1][2] | Trailers[3] |
|---|---|---|
| **Model Year:** | | |
| 2023 | 10 | 13 |
| 2022 | 33 | 51 |
| 2021 | 33 | 12 |
| 2020 | 137 | 100 |
| 2019 | 82 | - |
| 2018 | 1 | 20 |
| 2016 | 26 | 6 |
| 2015 | 13 | 75 |
| 2014 | - | 34 |
| 2013 | - | 5 |
| 2012 | - | 28 |
| 2008 & Earlier | - | 422 |
| Total | 335 | 766 |

(1) Excludes 92 contracted independent owner operator tractors.
(2) Includes ten 2023 tractors and thirty-three 2021 tractors that we lease from third parties under finance lease agreements.
(3) Includes thirteen 2023 trailers, twenty 2020 trailers and twenty 2018 trailers that we lease from third parties under finance lease agreements.
   See Note 17 in the Notes to Consolidated Financial Statements for further information.

Miles traveled was as follows for the periods indicated (in thousands):

|  | Year Ended December 31 | | |
|---|---|---|---|
|  | **2022** | **2021** | **2020** |
| Mileage | 26,510 | 27,902 | 24,239 |

All company and independent contractor tractors are equipped with in-cab communication technology, enabling two-way communications between our dispatch office and our drivers, through both standardized and free-form messaging, including electronic logging. We have also installed electronic logging devices (ELDs) on 100 percent of our tractor fleet. This technology enables us to dispatch drivers efficiently in response to customers' requests and to provide real-time information to customers about the status of their shipments. We have also equipped our tractor fleet with forward-facing and inward facing event recorders. These cameras are constantly recording the movements of the vehicles, and our management team is alerted via email in the event the unit triggers a G-force event. A snapshot of this recording is then sent to the management team for review.

# OPERATIONS SUMMARY

STC holds the American Chemistry Council's certification as a Responsible Care Management System ("RCMS") company.  The scope of this RCMS certification covers the carriage of bulk liquids throughout STC's area of operations as well as the tank trailer cleaning facilities and equipment maintenance.  Certification was granted based on STC's conformance to the RCMS's comprehensive environmental health, safety and security requirements.  STC's quality management process is one of its major assets.  The practice of using statistical process control covering safety, on-time performance and customer satisfaction aids continuous improvement in all areas of quality service.

STC is a Partner in the U.S. Environmental Protection Agency's ("EPA") SmartWay Transport Partnership, a national voluntary program developed by the EPA and freight industry representatives to reduce greenhouse gases and air pollution and promote cleaner, more efficient ground freight transportation.

During 2020, STC applied for and received its first bronze star rating from EcoVadis, a global leader in monitoring, benchmarking and enabling sustainability in global supply chains.

During 2022, STC won the National Tank Truck Carriers' ("NTTC") Heil Trophy Award for its 2021 efforts.  This esteemed award recognizes tank truck operations in North America with the best safety program and safety record for the year.  STC claimed NTTC's Heil Trophy Award in the Harvison division, which spotlights carriers whose trucks traveled more than 15 million miles during the previous year.  NTTC's longest-running safety contest annually recognizes North American for-hire and private tank truck fleets with elite safety programs and records.  Winners are determined by their safety records, safety and preventive maintenance programs, personnel safety programs and record, and contributions to tank truck industry and general highway safety causes.

STC is a member of Texas TRANSCAER®, a non-profit organization with membership from the chemical, transportation and emergency response industries.  The mission of Texas TRANSCAER® is to promote safe transportation and handling of hazardous materials, educate about the safety and security of hazardous materials that are transported through communities, and provide education and training for emergency responders along transportation routes. As members of Texas TRANSCAER®, STC Safety Personnel assist with training events for first responders all over Texas.

Our strategy is to build long-term relationships with our customers based upon the highest level of customer service, safety and reliability.  We believe that our commitment to safety, flexibility, size and capabilities provide us with a competitive advantage over other carriers.

## Pipeline & Storage

Our pipeline and storage segment consists of the operations of two of our wholly-owned subsidiaries, which constitute the VEX Pipeline System: (i) Victoria Express Pipeline, L.L.C. ("VEX"), which we acquired on October 22, 2020 and which owns the VEX pipeline, and (ii) GulfMark Terminals, LLC ("GMT"), which was formed in October 2020 to hold the related terminal facility assets we acquired with the VEX Pipeline System.  The VEX Pipeline System complements our existing storage terminal and dock at the Port of Victoria, where with our crude oil marketing segment, we control approximately 450,000 barrels of storage with three docks.

Through 2021, pipeline and storage segment revenues were earned from a third-party shipper under a contract that had been in place at the time of the acquisition, and revenues were also earned from GulfMark, an affiliated shipper.  The third-party contract ended in 2021, and all pipeline and storage segment revenues are now earned from GulfMark.  We are currently constructing a new pipeline connection between the VEX Pipeline System and the Max Midstream pipeline system, and we expect to complete construction and place the assets into commercial service during the second quarter of 2023.  In addition, we are exploring new connections with several other pipeline systems, for new crude oil supply opportunities both upstream and downstream of the pipeline, to enhance the crude oil supply and take-away capability of the system.

# OPERATIONS SUMMARY

Volume information was as follows for the periods indicated (in barrels per day):

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| Pipeline throughput [1] | 11,084 | 7,670 | 1,395 |
| Terminalling [1] | 11,296 | 8,132 | 2,581 |

(1) 2020 amounts represent the period from acquisition, October 22, 2020 through December 31, 2020.

The VEX Pipeline System, with truck and storage terminals at both Cuero and the Port of Victoria, Texas, is a crude oil and condensate pipeline system, which connects the heart of the Eagle Ford Basin to the Gulf Coast waterborne market. The VEX Pipeline System includes 56 miles of 12-inch pipeline, which spans DeWitt County to Port of Victoria in Victoria County, Texas, with approximately 350,000 barrels of above ground storage at its two terminals. The pipeline system has a current capacity of 90,000 barrels per day and is regulated by the Federal Energy Regulatory Commission ("FERC") and the Texas Railroad Commission. The VEX Pipeline System can receive crude oil by pipeline and truck, and has downstream pipeline connections to two terminals today, with potential for additional downstream connection opportunities in the future.

The Cuero terminal has 40,000 barrels per day of offload capacity via eight truck unloading stations, with two 80,000-barrel storage tanks and one 16,000-barrel storage tank. The Port of Victoria terminal has 40,000 barrels per day of truck offload capacity via eight truck unloading stations and water access via two barge docks, which have been leased from the Port Authority in Victoria. The Port of Victoria has four 40,000-barrel storage tanks and one 10,000-barrel storage tank.

The VEX Pipeline System supports GulfMark's Gulf Coast region crude oil supply and marketing business and integrates into GulfMark's value chain, serving as the link between producers/operators and our end-user markets we supply directly along the Gulf Coast waterborne market. We have the opportunity to increase our efficiency by more effectively managing the pipeline and terminalling portion of our overall transportation costs.

## Logistics & Repurposing

Our new logistics and repurposing segment consists of the operations of two of our wholly-owned subsidiaries, Firebird and Phoenix, which we acquired on August 12, 2022. Firebird is headquartered in Humble, Texas, and operates six terminal locations throughout Texas. Firebird transports crude oil, condensate, fuels, oils and other petroleum products on a "for hire" basis largely in the Eagle Ford basin. We do not own any of the products that we haul through Firebird; rather we act as a third-party carrier to deliver our customers' products from point A to point B, using predominately our employees and our owned or leased tractors and trailers. However, we also use contracted independent owner-operators to provide transportation services. Firebird provides transportation services to customers under multiple load contracts in addition to loads covered under its standard price list. Our customers include major oil and chemical companies and large and mid-sized industrial companies. Firebird provides crude oil transportation services to GulfMark, when additional trucking capacity is required.

Phoenix is also headquartered in Humble, Texas. It repurposes and finds beneficial uses for off-specification fuels, lubricants, crude oil and other chemicals from producers in the U.S. With an advanced laboratory, sophisticated technology, and access to an expansive fleet of trucks, Phoenix can provide a solution for customers needing help managing off-specification fuels or oils. In addition to the removal from the customer site, Phoenix markets these refinery and plant co-products into the fuels or feedstock markets. Phoenix markets on approximately six different levels, ranging from heavy fuel oils to light-end naphthas. Phoenix utilizes Firebird's fleet to assist in the transportation of these products, and has begun to utilize STC to also assist in the transportation of these products.

# OPERATIONS SUMMARY

The following table shows the age of our tractors and trailers (all of which are owned) within our logistics and repurposing segment at December 31, 2022:

| | Tractors | Trailers |
|---|---|---|
| **Model Year:** | | |
| 2023 | 9 | - |
| 2022 | - | 1 |
| 2021 | 21 | 1 |
| 2020 | 14 | 2 |
| 2019 | 16 | 2 |
| 2018 | 23 | 3 |
| 2017 | 1 | 1 |
| 2016 | 9 | 4 |
| 2015 | 8 | 17 |
| 2014 | 6 | 32 |
| 2013 | 1 | 15 |
| 2012 | 11 | 44 |
| 2011 | - | 16 |
| 2010 & Earlier | 8 | 71 |
| Total | 127 | 209 |

All company and independent tractors in this segment are equipped with similar in-cab communication technology and event recorders as our STC tractors, described above under "—Transportation".  All tractors are also equipped with electronic logs.

## Investment in Unconsolidated Affiliate

We own an approximate 15 percent equity interest (less than 3 percent voting interest) in VestaCare, Inc., a California corporation ("VestaCare"), through Adams Resources Medical Management, Inc. ("ARMM"), a wholly owned subsidiary.  We acquired our interest in VestaCare in April 2016 for a $2.5 million cash payment, which we impaired in 2017.  VestaCare provides an array of software as a service (SaaS) electronic payment technologies to medical providers, payers and patients including VestaCare's product offering, VestaPay™.  VestaPay™ allows medical care providers to structure fully automated and dynamically updating electronic payment plans for their patients.  We do not currently have any plans to pursue additional medical-related investments.  See Note 2 in the Notes to Consolidated Financial Statements for further information.

## Competition

In all phases of our operations, we encounter strong competition from a number of regional and national entities.  Many of these competitors possess financial resources substantially in excess of ours and may have a more expansive geographic footprint than we have.  We face competition principally in establishing trade credit, pricing of available materials, quality of service and location of service.  Our strategy is to build long-term partnerships with our customers based upon the safety of our operations, reliability and superior customer service.

# OPERATIONS SUMMARY

Our crude oil marketing segment and our logistics and repurposing segment compete with major crude oil companies and other large industrial concerns that own or control significant refining, midstream and marketing facilities. These major crude oil companies may offer their products to others on more favorable terms than those available to us.

In the trucking industry, the tank lines transportation business is extremely competitive and fragmented. Price, service and location are the major competitive factors in each local market.

## Seasonality

In the trucking industry, revenue has historically followed a seasonal pattern for various commodities and customer businesses. Peak freight demand has historically occurred in the months of September, October and November. After the December holiday season and during the remaining winter months, freight volumes are typically lower as many customers reduce shipment levels. Operating expenses have historically been higher in the winter months primarily due to decreased fuel efficiency, increased cold weather-related maintenance costs, and increased insurance claim costs attributable to adverse winter weather conditions. Revenue can also be impacted by weather, holidays and the number of business days that occur during a given period, as revenue is directly related to the available working days of shippers.

Although our crude oil marketing segment and our logistics and repurposing segment are not materially affected by seasonality, certain aspects of our operations are impacted by seasonal changes, such as tropical weather conditions, energy demand in connection with heating and cooling requirements and the summer driving season.

## Inflation and Other Cost Increases

Most of our operating expenses are inflation-sensitive, with inflation generally producing increased costs of operations. We are experiencing increased inflation in the costs of various goods and services we use to operate our business, including the cost of equipment, tires, repairs and maintenance and compensation paid to drivers. These and other factors may continue to impact our costs, expenses and capital expenditures, and could continue to have an impact on customer demand for our services as customers manage the impact of inflation on their resources.

In order to mitigate the effect of price increases on our business, we have entered into monthly commodity purchase and sale contracts for up to 300,000 barrels of crude oil and a commodity purchase contract for the purchase of 126,000 gallons of diesel fuel per month during January 2023 through December 2023. See Note 13 in the Notes to Consolidated Financial Statements for further information regarding these contracts.

In addition to inflation, fluctuations in fuel prices can affect profitability. Most of our transportation contracts with customers contain fuel surcharge provisions. Although we historically have been able to pass through most long-term increases in fuel prices and operating taxes to customers in the form of surcharges and higher rates, there is no guarantee that this will be possible in the future.

## HUMAN CAPITAL RESOURCES

### General

Our business strategy and ability to serve customers relies on employing talented professionals and attracting, training, developing and retaining a skilled workforce.

There is substantial competition for qualified truck drivers in the trucking industry. Recruitment, training, and retention of a professional driver workforce is essential to our continued growth and fulfillment of customer needs. We hire qualified professional drivers who hold a valid commercial driver's license, satisfy applicable federal and state safety performance and measurement requirements, and meet our hiring criteria. These guidelines relate primarily to safety history, road test evaluations, and various other evaluations, which include physical examinations and mandatory drug and alcohol testing. We provide comfortable, late model equipment, encourage direct communication with management, pay competitive wages and benefits, and offer other incentives intended to encourage driver safety, retention and long-term employment. Prior to being released for individual duty, each new hire is required to undergo a mandatory training and evaluation period by a certified driver trainer/instructor. The length of this training period will be dependent on experience and the new hire adaptation to company policies and procedures.

# OPERATIONS SUMMARY

## Employees

At December 31, 2022, we employed 882 persons, of which 608, or 69 percent, were truck drivers.  We believe our employee relations are satisfactory, and none of our employees are subject to union contracts or part of a collective bargaining unit.

## Independent Contractors

In addition to company drivers, we enter into contracts with independent contractors, who provide a tractor and a driver and are responsible for all operating expenses in exchange for an agreed upon fee structure.  At December 31, 2022, we had 92 independent contractor operated tractors in our transportation segment, which comprised approximately 13 percent of our professional truck driving fleet.

## Health & Safety

Safety is one of our guiding principles as we are committed to providing our employees a safe working environment.  We have implemented safety programs and management practices to promote a culture of safety.  We are continuously working toward maintaining a strong safety culture to emphasize the importance of our employees' role in identifying, mitigating and communicating safety risks.

In light of the current COVID-19 pandemic, we have updated and implemented our pandemic plan to ensure the continuation of safe and reliable service to customers and to maintain the safety of our employees, as well as to incorporate any new governmental guidance and rules and regulations regarding workplace safety.  Since the beginning of the pandemic, we have been deemed an essential entity by virtue of the transportation services we provide.

## Diversity & Inclusion

We are committed to providing a professional work environment where all employees are treated with respect and dignity and provided with equal opportunities.  We do not discriminate based upon race, religion, color, national origin, gender (including pregnancy, childbirth, or related medical conditions), sexual orientation, gender identity, gender expression, age, status as a protected veteran, status as an individual with a disability or other applicable legally protected characteristics.  We also support the hiring of veterans and are honored to provide opportunities to men and women who have served their respective countries.

We also partner with the Women in Trucking Association to support our efforts to advance the careers of women and gender diversity.  It is our goal to empower the professional development of all employees and to operate from a mindset of sharing, caring, inclusion and equity.

We support basic human rights throughout our business enterprise and prohibit the use of child, compulsory or forced labor.  Our employees are strictly prohibited from using our equipment to transport, or our facilities to shelter, unauthorized persons, or to take any other act in support of human trafficking or human rights abuses.  Employees are required to immediately report any human trafficking concerns to the appropriate law enforcement agency.

We work with Truckers Against Trafficking ("TAT") to train all over-the-road drivers on how to spot and report signs of human trafficking.  Our drivers receive training from TAT and become registered as TAT trained and certified.

## Benefits

Our compensation and benefits programs are designed to attract, retain and motivate our employees and to reward them for their services and success.  In addition to providing competitive salaries and other compensation opportunities, we offer comprehensive and competitive benefits to our eligible employees including, depending on location, life and health (medical, dental and vision) insurance, prescription drug benefits, flexible spending accounts, parental leave, disability coverage, mental and behavioral health resources, paid time off and retirement savings plan.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

The following information should be read in conjunction with our Consolidated Financial Statements and accompanying notes included in this annual report.  Our financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the U.S.

## RESULTS OF OPERATIONS

### Crude Oil Marketing

Our crude oil marketing segment revenues, operating earnings and selected costs were as follows for the periods indicated (in thousands):

| | Year Ended December 31 | | | | |
| --- | --- | --- | --- | --- | --- |
| | 2022 | 2021 | Change [1] | 2020 | Change [1] |
| Revenues | $3,232,193 | $1,930,042 | 67.5% | $950,426 | 103.1% |
| Operating Earnings[2] | 15,874 | 25,243 | (37.1%) | 2,974 | 748.8% |
| Depreciation & Amortization | 7,724 | 6,673 | 15.8% | 7,421 | (10.1%) |
| Driver Compensation | 19,598 | 17,717 | 10.6% | 18,549 | (4.5%) |
| Insurance | 7,954 | 6,193 | 28.4% | 6,109 | 1.4% |
| Fuel | 12,518 | 8,064 | 55.2% | 5,967 | 35.1% |

(1) Represents the percentage increase (decrease) from the prior year.
(2) Operating earnings included net inventory valuation losses of $2.0 million, net inventory liquidation gains of $10.3 million and net inventory valuation losses of $15.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Volume and price information were as follows for the periods indicated:

| | Year Ended December 31 | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| **Field Level Purchase Volumes - Per Day**[1] | | | |
| Crude Oil - Barrels | 94,873 | 89,061 | 91,957 |
| | | | |
| **Average Purchase Price** | | | |
| Crude Oil - Per Barrel | $92.63 | $65.48 | $36.90 |

(1) Reflects the volume purchased from third parties at the field level of operations.

*2022 compared to 2021*. Crude oil marketing revenues increased by $1,302.2 million during the year ended December 31, 2022 as compared to 2021, primarily as a result of an increase in the market price of crude oil, which increased revenues by approximately $1,104.2 million, and also as a result of higher crude oil volumes, which increased revenues by approximately $198.0 million.  The average crude oil price was $65.48 for 2021, which increased to $92.63 for 2022.  Revenues from our

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

volumes are mostly based upon the market price in our market areas, primarily in the Gulf Coast. The market price of crude oil increased during 2022 as compared to 2021 primarily as a result of a return of global crude oil demand following the pandemic, which combined with a perceived shortage of global crude oil production. In addition, the invasion of Ukraine by Russia also contributed to an increase in the market price of crude oil in the first half of 2022. In the second half of 2022, weakness in the Chinese economy and concern over economic recession caused crude oil prices to fall, while still remaining historically high.

Our crude oil marketing operating earnings for the year ended December 31, 2022 decreased by $9.4 million as compared to 2021, primarily as a result of inventory valuation losses of $2.0 million in 2022 as compared to inventory liquidation gains of $10.3 million in 2021 (as shown in the table below), and higher operating expenses in 2022 as compared to 2021, partially offset by an increase in the average market price of crude oil and an increase in crude oil volumes in 2022.

Driver compensation increased by $1.9 million during the year ended December 31, 2022 as compared to 2021, primarily as a result of higher volumes transported in 2022 and an increase in driver pay as compared to 2021, partially offset by a lower overall driver count in 2022.

Insurance costs increased by $1.8 million during the year ended December 31, 2022 as compared to 2021, primarily due to an increase in insurance premiums, partially offset by a lower overall driver count in 2022. Fuel costs increased by $4.5 million during the year ended December 31, 2022 as compared to 2021, consistent with higher fuel prices in 2022, as compared to 2021.

Depreciation and amortization expense increased by $1.1 million during the year ended December 31, 2022 as compared to 2021, primarily due to the timing of purchases and retirements of tractors and other field equipment during 2021 and 2022.

*2021 compared to 2020*. Crude oil marketing revenues increased by $979.6 million during the year ended December 31, 2021 as compared to 2020, primarily as a result of an increase in the market price of crude oil, which increased revenues by approximately $1,053.3 million, partially offset by lower crude oil volumes, which decreased revenues by approximately $73.7 million. The average crude oil price was $36.90 for 2020, which increased to $65.48 for 2021. The market price of crude oil increased during 2021 as compared to 2020 primarily as a result of increased competition for supply from shippers and marketers to fill obligations to pipelines with the lower crude oil production available.

Our crude oil marketing operating earnings for the year ended December 31, 2021 increased by $22.3 million as compared to 2020, primarily as a result of inventory liquidation gains of $10.3 million in 2021 as compared to inventory valuation losses of $15.0 million in 2020 (as shown in the table below), and an increase in the average market price of crude oil, partially offset by decreases in crude oil volumes in 2021.

Driver compensation decreased by $0.8 million during the year ended December 31, 2021 as compared to 2020, primarily as a result of a decrease in the number of drivers employed by us as well as lower volumes transported in 2021 as compared to 2020.

Insurance costs increased by $0.1 million during the year ended December 31, 2021 as compared to 2020, primarily due to favorable adjustments to reserves in 2020 for insurance claims resulting from our favorable safety record over the policy period, partially offset by a lower driver count and lower miles driven in 2021. Fuel costs increased by $2.1 million during the year ended December 31, 2021 as compared to 2020, primarily due to higher fuel prices in 2021.

Depreciation and amortization expense decreased by $0.7 million during the year ended December 31, 2021 as compared to 2020, primarily due to the timing of purchases and retirements of tractors and other field equipment during 2020 and 2021.

*Field Level Operating Earnings (Non-GAAP Financial Measure)*. Inventory valuations and forward commodity contract (derivatives or mark-to-market) valuations are two significant factors affecting comparative crude oil marketing segment operating earnings. As a purchaser and shipper of crude oil, we hold inventory in storage tanks and third-party pipelines. Generally, during periods of increasing crude oil prices, we recognize inventory liquidation gains while during periods of falling prices, we recognize inventory liquidation and valuation losses.

Crude oil marketing operating earnings can be affected by the valuations of our forward month commodity contracts (derivative instruments). These non-cash valuations are calculated and recorded at each period end based on the underlying data existing as of such date. We generally enter into these derivative contracts as part of a pricing strategy based on crude oil purchases

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

at the wellhead (field level). The valuation of derivative instruments at period end requires the recognition of non-cash "mark-to-market" gains and losses.

The impact of inventory liquidations and derivative valuations on our crude oil marketing segment operating earnings is summarized in the following reconciliation of our non-GAAP financial measure for the periods indicated (in thousands):

| | Year Ended December 31 | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| As Reported Segment Operating Earnings [1] | $15,874 | $25,243 | $2,974 |
| Add (subtract): | | | |
| Inventory Liquidation Gains | - | (10,344) | - |
| Inventory Valuation Losses | 2,008 | - | 14,967 |
| Derivative Valuation (Gains) Losses | (353) | (14) | (9) |
| Field Level Operating Earnings [2] | $17,529 | $14,885 | $17,932 |

(1) Segment operating earnings included net inventory valuation losses of $2.0 million, net inventory liquidation gains of $10.3 million and net inventory valuation losses of $15.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.

(2) The use of field level operating earnings is unique to us, not a substitute for a GAAP measure and may not be comparable to any similar measures developed by industry participants. We utilize this data to evaluate the profitability of our operations.

Field level operating earnings and field level purchase volumes depict our day-to-day operation of acquiring crude oil at the wellhead, transporting the product and delivering the product to market sales points. Field level operating earnings increased during the year ended December 31, 2022 as compared to 2021, primarily due to an increase in the average market price of crude oil and an increase in crude oil volumes in 2022, which increased revenues, partially offset by higher operating costs in 2022.

Field level operating earnings decreased during the year ended December 31, 2021 as compared to 2020, primarily due to higher fuel and insurance costs and lower crude oil volumes, partially offset by an increase in the market price of crude oil in 2021.

We held crude oil inventory at a weighted average composite price as follows at the dates indicated (in barrels and price per barrel):

| | December 31 | | | | | |
|---|---|---|---|---|---|---|
| | 2022 | | 2021 | | 2020 | |
| | **Barrels** | **Average Price** | **Barrels** | **Average Price** | **Barrels** | **Average Price** |
| Crude Oil Inventory | 328,562 | $78.39 | 259,489 | $71.86 | 421,759 | $45.83 |

Historically, prices received for crude oil have been volatile and unpredictable with price volatility expected to continue.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

## Transportation

Our transportation segment revenues, operating earnings and selected costs were as follows for the periods indicated (in thousands):

| | Year Ended December 31 | | | | |
|---|---|---|---|---|---|
| | 2022 | 2021 | Change [1] | 2020 | Change [1] |
| Revenues | $112,376 | $94,498 | 18.9% | $71,724 | 31.8% |
| Operating Earnings | $10,891 | $7,104 | 53.3% | $1,873 | 279.3% |
| Depreciation & Amortization | $11,512 | $12,099 | (4.9%) | $10,963 | 10.4% |
| Driver Commissions | $15,193 | $14,948 | 1.6% | $12,575 | 18.9% |
| Insurance | $8,760 | $8,368 | 4.7% | $6,462 | 29.5% |
| Fuel | $12,574 | $8,201 | 53.3% | $5,065 | 61.9% |
| Maintenance Expense | $5,282 | $3,932 | 34.3% | $3,949 | (0.4%) |
| Mileage (000s) | 26,510 | 27,902 | (5.0%) | 24,239 | 15.1% |

(1) Represents the percentage increase (decrease) from the prior year.

Our revenue rate structure includes a component for fuel costs in which fuel cost fluctuations are largely passed through to the customer over time. Revenues, net of fuel costs, were as follows for the periods indicated (in thousands):

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| Total Transportation Revenue | $112,376 | $94,498 | $71,724 |
| Diesel Fuel Cost | (12,574) | (8,201) | (5,065) |
| Revenues, Net of Fuel Costs [1] | $99,802 | $86,297 | $66,659 |

(1) Revenues, net of fuel costs, is a non-GAAP financial measure and is utilized for internal analysis of the results of our transportation segment.

*2022 compared to 2021.* Transportation revenues increased by $17.9 million during the year ended December 31, 2022 as compared to 2021. Transportation revenues, net of fuel costs, increased by $13.5 million during the year ended December 31, 2022 as compared to 2021. These increases in transportation revenues were primarily due to increased transportation rates during 2022 through continued negotiations with customers. In addition, as a result of customer demand, we opened four new terminals during the second half of 2021. These terminals, located in Charleston, West Virginia, West Memphis, Arkansas, Joliet, Illinois, and Augusta, Georgia, increased revenues by approximately $8.1 million during 2022. These increases also reflect the effect of a severe winter storm in February 2021 and the resulting power outages affecting Texas, which resulted in a significant decline in transportation services for over a week and a temporary loss of revenues in 2021. In addition, our Louisiana operations were impacted by Hurricane Ida in August 2021, resulting in a loss of days worked by drivers in the area, thus decreasing revenues. The impact of the storm affected our Louisiana locations through mid-September 2021.

Our transportation operating earnings increased by $3.8 million during the year ended December 31, 2022 as compared to 2021, primarily due to higher revenues as a result of increased transportation rates and revenues from new terminals, partially offset by higher fuel costs, maintenance costs, driver commissions and insurance costs.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Driver commissions increased by $0.2 million during the year ended December 31, 2022 as compared to 2021, primarily due to an increase in driver pay in mid-2022 and an increase in the number of drivers, partially offset by lower mileage during 2022.  In addition, driver commissions were impacted by Hurricane Ida in August 2021, which affected our Louisiana operations, resulting in a loss of days worked by drivers in the area, thus decreasing driver commissions.  The impact of the storm affected our Louisiana locations through mid-September 2021.

Fuel costs increased by $4.4 million during the year ended December 31, 2022 as compared to 2021, primarily as a result of an increase in the price of fuel during 2022.  Insurance costs increased $0.4 million during the year ended December 31, 2022 as compared to 2021, primarily due to an increase in insurance premiums in 2022.  Maintenance expense increased by $1.4 million during the year ended December 31, 2022 as compared to 2021, primarily due to repairs and maintenance to older tractors and trailers in our fleet and escalating prices in parts, repairs and maintenance.

Depreciation and amortization expense decreased by $0.6 million during the year ended December 31, 2022 as compared to 2021, primarily as a result of the timing of purchases and leases of new tractors and trailers in 2021 and 2022.

*2021 compared to 2020.*  Transportation revenues increased by $22.8 million during the year ended December 31, 2021 as compared to 2020.  Transportation revenues, net of fuel costs, increased by $19.6 million during the year ended December 31, 2021 as compared to 2020.  These increases were primarily due to the purchase of transportation assets of CTL Transportation, LLC ("CTL") (see Note 6 in the Notes to Consolidated Financial Statements), an increase in business activities as a result of continued market recovery after COVID-19 lockdowns, higher transportation rates and additional revenues associated with our new terminals.  During 2021, we opened four new terminals, which increased revenues by $2.4 million.  Our 2020 revenues were also lower due to fewer miles traveled as a result of decreases in certain business activities of our customers as a results of the COVID-19 outbreak.  These factors more than offset the effect of the severe winter storm in February 2021 and Hurricane Ida in August 2021 described above.

Our transportation operating earnings increased by $5.2 million during the year ended December 31, 2021 as compared to 2020, primarily due to increased transportation rates as well as higher revenues as a result of the CTL acquisition, partially offset by higher depreciation and amortization expense related to the timing of new assets placed into service and higher insurance, driver commissions and fuel costs.

Driver commissions increased by $2.4 million during the year ended December 31, 2021 as compared to 2020, primarily due to a higher driver count, increased miles driven in 2021 and an increase in driver pay mid-2021, partially offset by the impact of Hurricane Ida in August 2021, which affected our Louisiana operations, resulting in a loss of days worked by drivers in the area, thus decreasing driver commissions. The impact of the storm affected our Louisiana locations through mid-September.

Fuel costs increased by $3.1 million during the year ended December 31, 2021 as compared to 2020, primarily as a result of the CTL acquisition, which increased the number of miles traveled during 2021, and an increase in the price of fuel.  Insurance costs increased by $1.9 million during the year ended December 31, 2021 as compared to 2020, primarily due to the CTL acquisition which resulted in a higher driver count, increased miles driven in 2021 and higher insurance premiums.

Depreciation and amortization expense increased by $1.1 million during the year ended December 31, 2021 as compared to 2020, primarily as a result of the CTL acquisition in June 2020 and the purchase and lease of new tractors and trailers in 2020 and 2021.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Equipment additions and retirements for the transportation fleet were as follows for the periods indicated:

| | Year Ended December 31 | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| New Tractors Purchased [1] | 3 units | 28 units | 12 units |
| New Tractors Leased | 10 units | - | 33 units |
| Tractors Retired | 4 units | 79 units | 49 units |
| New Trailers Purchased [1] | 1 unit | 67 units | 10 units |
| New Trailers Leased | 13 units | - | 40 units |
| Trailers Retired | 85 units | 33 units | 30 units |

(1) 2020 amounts do not include 163 tractors and 328 trailers purchased in connection with the CTL asset acquisition in June 2020.

The sales of retired equipment in our transportation segment produced gains of approximately $0.8 million, $0.4 million and $0.2 million during the years ended December 31, 2022, 2021 and 2020, respectively.

Our customers are primarily in the domestic petrochemical industry. Customer demand is affected by low natural gas prices (a basic feedstock cost for the petrochemical industry) and high export demand for petrochemicals.

## Pipeline & Storage

Our pipeline and storage segment revenues, operating losses and selected costs were as follows for the periods indicated (in thousands):

| | Year Ended December 31 | | | |
| --- | --- | --- | --- | --- |
| | 2022 | 2021 | Change [1] | 2020[2] |
| Segment Revenues [3] | $3,804 | $4,524 | (15.9%) | $272 |
| Less: Intersegment Revenues [3] | (3,804) | (3,860) | (1.5%) | - |
| Revenues | - | $664 | (100.0%) | $272 |
| Operating Losses | (3,579) | (2,487) | 43.9% | (310) |
| Depreciation & Amortization | 1,077 | 1,025 | 5.1% | 189 |
| Insurance | 772 | 726 | 6.3% | 138 |

(1) Represents the percentage increase (decrease) from the 2021 to 2022.
(2) Represents the period from acquisition, October 22, 2020 through December 31, 2020.
(3) Segment revenues include intersegment revenues from our crude oil marketing segment, which are eliminated in consolidation in our consolidated statements of operations.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATION

Volume information was as follows for the periods indicated (in barrels per day):

| | Year Ended December 31 | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| Pipeline Throughput [1] | 11,084 | 7,670 | 1,395 |
| Terminalling [1] | 11,296 | 8,132 | 2,581 |

(1) 2020 amounts represent the period from acquisition, October 22, 2020 through December 31, 2020.

In October 2020, we purchased the VEX Pipeline System, and segment revenues were earned from a third-party shipper under a contract that had been in place at the time of the acquisition. The third-party contract ended in 2021. Throughout 2021 and 2022, segment revenues were also earned from GulfMark, an affiliated shipper. All pipeline and storage segment revenues earned from GulfMark are eliminated in consolidation. Segment revenues from GulfMark during the year ended December 31, 2022 were relatively consistent with 2021.

We are currently constructing a new pipeline connection between the VEX Pipeline System and the Max Midstream pipeline system, and we expect to complete construction and place the assets into commercial service during the second quarter of 2023. In addition, we are exploring new connections with several other pipeline systems, for new crude oil supply opportunities both upstream and downstream of the pipeline, to enhance the crude oil supply and take-away capability of the system.

Our pipeline and storage operating losses increased by $1.1 million during the year ended December 31, 2022 as compared to 2021, primarily due to the third-party revenue contract ending, which resulted in lower revenues of $0.7 million, and increases in operating salaries and wages and related personnel costs, materials and supplies, outside service costs and insurance costs in 2022.

## Logistics & Repurposing

Our logistics and repurposing segment revenues, operating earnings and selected costs were as follows for the periods indicated (in thousands):

| | Year Ended December 31 |
|---|---|
| | **2022**[1] |
| Revenues | $22,348 |
| Operating Earnings | 303 |
| Depreciation & Amortization | 2,394 |
| Driver Commissions | 3,767 |
| Insurance | 776 |
| Fuel | 1,796 |

(1) Represents the period from acquisition, August 12, 2022 through December 31, 2022.

On August 12, 2022, we acquired all of the equity interests of Firebird and Phoenix. Firebird is an interstate bulk motor carrier of crude oil, condensate, fuels, oils and other petroleum products. Firebird has six terminal locations throughout Texas and owns 123 tractors and 216 trailers largely in the Eagle Ford basin. Phoenix recycles and repurposes off-specification fuels, lubricants, crude oil and other chemicals from producers in the U.S.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

## General & Administrative Expense

General and administrative expenses increased by $4.0 million during the year ended December 31, 2022 as compared to 2021, primarily due to higher salaries and wages and related personnel costs, audit fees, legal fees, outside service costs and insurance costs. 2022 also includes approximately $0.6 million of costs related to the repurchase of our common shares from an affiliate (see Note 10 in the Notes to Consolidated Financial Statements for further information) and approximately $0.5 million of acquisition related costs for the purchase of Firebird and Phoenix (See Note 6 in the Notes to Consolidated Financial Statements for further information).

General and administrative expenses increased by $3.4 million during the year ended December 31, 2021 as compared to 2020, primarily due to higher salaries and wages and related personnel costs, insurance costs and outside service costs, partially offset by lower legal fees and director fees.

## Interest Expense

Interest expense increased by $0.5 million during the year ended December 31, 2022 as compared to 2021, primarily due to the write off of debt issuance costs of $0.4 million related to the Wells Fargo credit agreement that we terminated in October 2022, and an increase of $0.3 million related to the outstanding Term Loan of $24.4 million under our credit agreement with Cadence Bank (see Note 12 in the Notes to Consolidated Financial Statements for further information.

## Income Taxes

Provision for (benefit from) income taxes is based upon federal and state tax rates, and variations in amounts are consistent with taxable income (loss) in the respective accounting periods.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted and signed into law in response to the COVID-19 pandemic. The CARES Act, among other things, permits net operating losses ("NOL") incurred in tax years 2018, 2019 and 2020 to offset 100 percent of taxable income and be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes.

The NOL carryback provision in the CARES Act resulted in a cash benefit to us for the fiscal years 2018, 2019 and 2020. We carried back our NOL for the fiscal year 2018 to 2013 and received a cash refund of approximately $2.7 million in June 2020. We carried back our NOL for the fiscal year 2019 to 2014 and received a cash refund of approximately $3.7 million in April 2021. We carried back our NOL for the fiscal year 2020 to 2015 and 2016 and received a cash refund of approximately $6.9 million in June 2022.

We account for interest and penalties related to uncertain tax positions as part of our provision for federal and state income taxes. At December 31, 2022 and 2021, we have not recorded any uncertain tax benefits.

For the year ended December 31, 2022 our effective tax rate was 35 percent, which is higher than our statutory tax rate primarily due to non-deductible expenses, the mix of earnings in states with higher tax rates and less earnings before income taxes as compared to prior years. For the year ended December 31, 2021, our effective tax rate was 24 percent, and for the year ended December 31, 2022, our effective tax rate was 118 percent. Excluding the adjustment related to the carryback of the 2018, 2019 and 2020 net operating losses, the effective income tax rate for the year ended December 31, 2020 was 22 percent.

At December 31, 2022 and 2021, we had deferred tax liabilities of approximately $15.4 million and $11.3 million, respectively. We recorded net tax liabilities of approximately $6.2 million related to the tax effect of our estimated fair value allocations related to the purchase of Firebird and Phoenix (Note 6 in the Notes to Consolidated Financial Statements for further information).

See Note 14 in the Notes to Consolidated Financial Statements for further information.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

## Inflation Reduction Act of 2022

On August 16, 2022, the IR Act was signed into federal law.  The IR Act provides for, among other things, a new corporate alternative minimum tax of 15 percent on book income of certain large corporations effective in 2024, a 1 percent excise tax on net stock repurchases after December 31, 2022 and several tax incentives to promote clean energy.  We are still evaluating the impact the IR Act related tax incentives may have on our consolidated financial statements.

## LIQUIDITY & CAPITAL RESOURCES

### General

Our primary sources of liquidity are (i) our cash balance, (ii) cash flow from operating activities, (iii) borrowings under our credit agreement and (iv) funds received from the sale of equity securities.  Our primary cash requirements include, but are not limited to, (i) ordinary course of business uses, such as the payment of amounts related to the purchase of crude oil, and other expenses, (ii) discretionary capital spending for investments in our business and (iii) dividends to our shareholders.  We believe we will have sufficient liquidity through our current cash balances, availability under our credit agreement, expected cash generated from future operations, and the ease of financing tractor and trailer additions through leasing arrangements (should the need arise) to meet our short-term and long-term liquidity needs for the reasonably foreseeable future.  Our cash balance and cash flow from operating activities is dependent on the success of future operations.  If our cash inflow subsides or turns negative, we will evaluate our investment plan accordingly and remain flexible.

We maintain cash balances in order to meet the timing of day-to-day cash needs.  Cash and cash equivalents (excluding restricted cash) and working capital, the excess of current assets over current liabilities, were as follows at the dates indicated (in thousands):

| | Year Ended December 31 | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Cash & Cash Equivalents | $20,532 | $97,825 | $39,293 |
| Working Capital | 19,083 | 87,199 | 72,965 |

Our cash balance at December 31, 2022 decreased by 79.0 percent from December 31, 2021, due in part to the use of $44.9 million of cash on hand to fund a portion of the repurchase of common shares from the KSA Sellers in October 2022 (see Note 10 in the Notes to Consolidated Financial Statements for further information) and the use of $35.4 million of cash on hand to fund a portion of the acquisition of Firebird and Phoenix in August 2022(Note 6 in the Notes to Consolidated Financial Statements for further information), as discussed further below.

On October 27, 2022, we entered into a Credit Agreement with Cadence Bank.  The Credit Agreement replaced our prior credit agreement with Wells Fargo.  The Credit Agreement provides for (a) a revolving credit facility that allows for borrowings up to $60.0 million in aggregate principal amount from time to time, and (b) a term loan in aggregate principal amount of $25.0 million. We may also obtain letters of credit under the revolving credit facility up to a maximum amount of $30.0 million, which reduces availability under the revolving facility by a like amount.  Borrowings under the revolving credit facility may be, at our option, base rate loans (defined by reference to the higher of the prime rate, the federal funds rate or an adjusted term SOFR for a one month tenor plus one percent) or SOFR loans, in each case plus an applicable margin, the amount of which is determined by reference to our consolidated total leverage ratio, and is between 1 percent and 2 percent for base rate loans and between 2 percent and 3 percent for SOFR loans.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

The term loan amortizes on a 10-year schedule with quarterly payments beginning December 31, 2022, and matures October 27, 2027. Proceeds of the term loan were used, together with additional cash on hand, to fund the repurchase of shares from the KSA Sellers. The term loan bears interest at the SOFR loan rate plus the applicable margin for SOFR loans.

We are required to maintain compliance with certain financial covenants under the Credit Agreement, including a consolidated leverage ratio, an asset coverage ratio and a consolidated fixed charge coverage ratio. We were in compliance with these covenants as of December 31, 2022. At December 31, 2022, we had $24.4 million outstanding under the Credit Agreement, representing the remaining principal balance of the term loan, with a weighted average interest rate of 6.29 percent. We also had $8.4 million of letters of credit issued under the Credit Agreement at a fee of 2.00 percent per annum. No amounts were outstanding under the revolving credit facility. See Note 12 in the Notes to Consolidated Financial Statements for further information.

On December 23, 2020, we entered into an At Market Issuance Sales Agreement ("ATM Agreement") with B. Riley Securities, Inc., as agent (the "Agent"). Pursuant to the ATM Agreement, we may offer to sell shares of our common stock through or to the Agent for cash from time to time. We filed a registration statement initially registering an aggregate of $20.0 million of shares of common stock for sale under the ATM Agreement. The total number of shares of common stock to be sold, if any, and the price the shares will be sold at will be determined by us periodically in connection with any such sales, though the total amount sold may not exceed the limitations stated in the registration statement. During the year ended December 31, 2022, we received net proceeds of approximately $1.7 million (net of offering costs of $0.1 million) from the sale of 46,524 of our common shares at an average price per share of approximately $40.20 under this agreement. At December 31, 2022, approximately $15.1 million of the original $20.0 million capacity of the ATM Agreement remained unsold.

We utilize cash from operations to make discretionary investments in our four business segments. With the exception of operating and finance lease commitments primarily associated with storage tank terminal arrangements, leased office space, tractors, trailers and other equipment, our future commitments and planned investments can be readily curtailed if operating cash flows decrease. See below for information regarding our operating and finance lease obligations. We have no off-balance sheet arrangements that have or are reasonably expected to have a material current or future effect on our financial position, results of operations or cash flows.

The most significant item affecting future increases or decreases in liquidity is earnings from operations, and these earnings are dependent on the success of future operations.

## Cash Flows from Operating, Investing & Financing Activities

Our consolidated cash flows from operating, investing and financing activities were as follows for the periods indicated (in thousands):

|  | Year Ended December 31 | | |
| --- | --- | --- | --- |
|  | **2022** | **2021** | **2020** |
| Cash Provided by (used in): |  |  |  |
| Operating Activities | $13,777 | $81,026 | $(43,999) |
| Investing Activities | (36,003) | (10,096) | (19,663) |
| Financing Activities | (54,024) | (15,678) | (6,528) |

*Operating activities.* Net cash flows provided by operating activities was $13.8 million for the year ended December 31, 2022 as compared to $81.0 million for the year ended December 31, 2021. The decrease in net cash flows from operating activities of $67.2 million was primarily due to lower earnings of $8.4 million in 2022 and changes in our working capital accounts. Early payments received from customers decreased by approximately $7.6 million in 2022, and early payments made to suppliers increased by approximately $8.3 million in 2022. In addition, crude oil inventory increased by $8.0 million at December 31, 2022, primarily due to an increase in the price of our crude oil inventory, which increased from $71.86 per barrel at December 31, 2021 to $78.39 per barrel at December 31, 2022, and an increase of 26.6 percent in the number of barrels held in inventory.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Net cash flows provided by operating activities was $81.0 million for the year ended December 31, 2021 as compared to net cash flows used in operating activities of $44.0 million for the year ended December 31, 2020. The increase in net cash flows from operating activities of $125.0 million was primarily due to higher earnings in 2021 and changes in our working capital accounts. Early payments received from customers increased by approximately $51.9 million in 2021, while early payments made to suppliers increased by approximately $5.7 million in 2021.

At various times each month, we may make cash prepayments and/or early payments in advance of the normal due date to certain suppliers of crude oil within our crude oil marketing operations. Crude oil supply prepayments are recouped and advanced from month to month as the suppliers deliver product to us. In addition, in order to secure crude oil supply, we may also "early pay" our suppliers in advance of the normal payment due date of the twentieth of the month following the month of production. These "early payments" reduce cash and accounts payable as of the balance sheet date.

We also require certain customers to make similar early payments or to post cash collateral with us in order to support their purchases from us. Early payments and cash collateral received from customers increases cash and reduces accounts receivable as of the balance sheet date.

Early payments received from customers and prepayments made to suppliers were as follows at the dates indicated (in thousands):

|  | December 31 | | |
| --- | --- | --- | --- |
|  | **2022** | **2021** | **2020** |
| Early Payments Received | $45,265 | $52,841 | $939 |
| Prepayments to Suppliers | - | - | 1,085 |
| Early Payments to Suppliers | 14,055 | 5,732 | - |

We rely heavily on our ability to obtain open-line trade credit from our suppliers especially with respect to our crude oil marketing operations. The timing of payments and receipts of these early pays received and paid can have a significant impact on our cash balance.

*Investing activities.* Net cash used in investing activities for the year ended December 31, 2022 increased by $25.9 million when compared to 2021. This increase in net cash flows used in investing activities was primarily due to a payment of $33.1 million for the acquisition of Firebird and Phoenix in August 2022 (see Note 6 in the Notes to Consolidated Financial Statements for further information), partially offset by a decrease of $4.9 million in capital spending for property and equipment (see "Capital Spending" below), an increase of $0.8 million in cash proceeds from sales of assets and an increase of $1.5 million in insurance and state collateral refunds in 2022.

Net cash used in investing activities for the year ended December 31, 2021 decreased by $9.6 million when compared to 2020. This decrease in net cash flows used in investing activities was primarily due a decrease of $20.2 million in cash paid for asset acquisitions ($10.0 million was paid in October 2020 for the purchase the VEX Pipeline System and $9.2 million was paid in June 2020 for the purchase of the CTL transportation assets (see Note 6 in the Notes to Consolidated Financial Statements for further information)). This decrease in net cash flows used in investing activities was partially offset by an increase of $7.4 million in capital spending for property and equipment (see "Capital Spending" below), a decrease of $2.2 million in cash proceeds from sales of assets and a decrease of $1.0 million in insurance and state collateral refunds in 2021.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

*Financing activities.*  Net cash used in financing activities for the year ended December 31, 2022 increased by $38.3 million when compared to 2021.  This increase in net cash used in financing activities was primarily due to the following cash outflows and inflows:

- a cash payment in October 2022 of $69.9 million for the repurchase of an aggregate of 1,942,433 shares of our common stock from KSA and affiliates (see Note 10 in the Notes to Consolidated Financial Statements for further information),

- an increase in 2022 of $0.4 million in principal repayments made for finance lease obligations (see "Material Cash Requirements" below for information regarding our finance lease obligations),

- a decrease in 2022 of $1.1 million in net proceeds from the sale of common shares under the ATM program.  During the year ended December 31, 2022, we received net proceeds of approximately $1.7 million from the sale of 46,524 of our common shares, while during the year ended December 31, 2021, we received net proceeds of approximately $2.8 million from the sale of 97,623 of our common shares.

- an increase in 2022 in net borrowings under our credit agreements with Wells Fargo and Cadence Bank.  During 2022, we borrowed and repaid $92.0 million under the credit agreements, primarily for working capital purposes.  We also borrowed $25.0 million under the Term Loan with Cadence Bank to partially fund the repurchase of the shares from KSA and affiliates, and made a principal repayment of $0.6 million in December 2022 on the Term Loan.  During the year ended December 31, 2021, we borrowed $8.0 million under the credit agreement primarily to repay the $10.0 million outstanding payable related to the purchase of the VEX pipeline system in October 2020, and repaid the $8.0 million during 2021.

- a cash outflow in 2022 of $1.7 million for debt issuance costs related to the credit agreement with Cadence Bank,

- a cash outflow in 2022 as a result of the payment of the $10.0 million outstanding payable related to the purchase of the VEX Pipeline System in October 2020,

- a decrease in 2022 in cash dividends paid on our common shares.  During both of the years ended December 31, 2022 and 2021, we paid aggregate cash dividends of $0.96 per common share, or totals of $3.8 million and $4.1 million, respectively. On October 31, 2022, the number of common shares outstanding decreased by 1.9 million as a result of the repurchase of the shares from KSA and affiliates.

Net cash used in financing activities for the year ended December 31, 2021 increased by $9.2 million when compared to 2020. This increase in net cash used in financing activities was primarily due to the payment of the $10.0 million outstanding payable related to the purchase of the VEX Pipeline System in October 2020 and an increase of $2.0 million in principal repayments made for finance lease obligations.  During 2021, we borrowed and repaid $8.0 million under our credit agreement with Wells Fargo, the borrowing of which was used to repay the amount due for the remaining purchase price of the VEX Pipeline System. During both of the years ended December 31, 2021 and 2020, we paid aggregate cash dividends of $0.96 per common share, or totals of $4.1 million and $4.1 million, respectively.  During the year ended December 31, 2021, we received net proceeds of approximately $2.8 million from the sale of 97,623 of our common share under the ATM Agreement.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

## Capital Spending

We use cash from operations and existing cash balances to make discretionary investments in our businesses. Capital spending was as follows for the periods indicated (in thousands):

| | Year Ended December 31 | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| Crude Oil Marketing [1] | $4,534 | $3,245 | $3,130 |
| Transportation [2] | 1,608 | 7,960 | 1,355 |
| Pipeline & Storage [3] | 1,050 | 1,169 | - |
| Logistics & Repurposing [4] | 282 | - | - |
| Other [5] | 17 | 8 | 523 |
| Capital Spending | $7,491 | $12,382 | $5,008 |

(1) Amounts for the years ended December 31, 2022, 2021 and 2020, do not include approximately $5.1 million, $2.1 million and $3.6 million, respectively, of tractors and other equipment acquired under finance leases.

(2) Amounts for the years ended December 31, 2022 and 2020, do not include approximately $2.8 million and $7.3 million, respectively, of tractors and trailers acquired under finance leases. Amount for the year ended December 31, 2020 does not include approximately $9.2 million of capital spending related to the acquisition of CTL.

(3) Amount for the year ended December 31, 2020 does not include approximately $10.0 million of capital spending related to the acquisition of the VEX Pipeline System.

(4) Amount for the year ended December 31, 2022 does not include approximately $33.1 million of capital spending related to the acquisition of Firebird and Phoenix.

(5) Amounts relate to the purchase of software and equipment and leasehold improvements at our corporate headquarters, which are not attributed or allocated to any of our reporting segments.

As a result of the uncertainty relating to the economic environment resulting from the COVID-19 pandemic, we significantly reduced our capital spending in 2022, 2021 and 2020 and, as a result, entered into finance lease agreements for the use of tractors and trailers. See "Material Cash Requirements" below for information regarding our finance lease obligations.

_Crude oil marketing_. Capital expenditures during 2022 were for the purchase of 20 tractors, 10 trailers and other field equipment. Capital expenditures during 2021 were for the purchase of 16 tractors, 2 trailers and other field equipment, and during 2020, were primarily for the purchase of 16 tractors and other field equipment.

_Transportation_. Capital expenditures during 2022 were for the purchase of three tractors, one trailer and other field equipment. Capital expenditures during 2021 were for the purchase of 28 tractors, 67 trailers and computer software and equipment, and during 2020, were for the purchase of 12 tractors, 10 trailers, other field equipment and computer software and equipment. As a result of the uncertainty relating to the economic environment resulting from the COVID-19 pandemic in 2020, we significantly reduced our capital spending in 2020 and, as a result, entered into finance lease agreements for the use of 33 tractors and 40 trailers during 2020.

_Pipeline and storage_. Capital expenditures during 2022 were for the purchase of land and easements in connection with a planned pipeline connection, and during 2021, were for the purchase of computer equipment and field equipment.

_Logistics and repurposing_. Capital expenditures for 2022 were for the purchase of field equipment.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

## Material Cash Requirements

The following table summarizes our contractual obligations with material cash requirements at December 31, 2022 (in thousands):

| Contractual Obligations | | Payments Due By Period | | | |
| --- | --- | --- | --- | --- | --- |
| | Total | Less Than 1 Year | 1-3 Years | 3-5 Years | More Than 5 Years |
| Credit Agreement [1] | $29,965 | $3,954 | $7,443 | $18,568 | - |
| Finance Lease Obligations [2] | 17,812 | 4,870 | 8,281 | 4,661 | - |
| Operating Lease Obligations [3] | 8,223 | 2,958 | 3,579 | 1,449 | 237 |
| Purchase Obligations: | | | | | |
| Crude Oil Marketing - Crude Oil [4] | 213,864 | 213,864 | - | - | - |
| Tractors & Trailers [5] | 18,570 | 18,570 | - | - | - |
| Total Contractual Obligations | $288,434 | $244,216 | $19,303 | $24,678 | $237 |

(1) Represents scheduled future maturities for amounts due under the Term Loan under our Credit Agreement plus estimated cash payments for interest. Interest payments are based upon the principal amount of the amount outstanding and the applicable interest rate at December 31, 2022. See Note 12 in the Notes to Consolidated Financial Statements for further information about our Credit Agreement.

(2) Amounts represent our principal contractual commitments, including interest, outstanding under finance leases for tractors, trailers, tank storage and throughput arrangements and other equipment.

(3) Amounts represent rental obligations under non-cancelable operating leases and terminal arrangements with terms in excess of one year.

(4) Amount represents commitments to purchase certain quantities of crude oil substantially in January 2023 in connection with our crude oil marketing activities. These commodity purchase obligations are the basis for commodity sales, which generate the cash flow necessary to meet these purchase obligations.

(5) Amount represents commitments to purchase 60 new tractors and 31 new trailers in our transportation business, 15 new tractors and two new trailers in our crude oil marketing business, and 17 new tractors and two new trailers in our logistics and repurposing segment.

We maintain certain lease arrangements with independent truck owner-operators for use of their equipment and driver services on a month-to-month basis. In addition, we enter into office space and certain lease and terminal access contracts in order to provide tank storage and dock access for our crude oil marketing business. These storage and access contracts require certain minimum monthly payments for the term of the contracts.

Rental expense was as follows for the periods indicated (in thousands):

| | Year Ended December 31 | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Rental Expense | $23,176 | $21,604 | $16,585 |

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

## Insurance

Our primary insurance needs are workers' compensation, automobile and umbrella liability coverage for our trucking fleet and medical insurance for our employees.  See Note 18 in the Notes to Consolidated Financial Statements for further information.  Insurance costs were as follows for the periods indicated (in thousands):

| | Year Ended December 31 | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Insurance Costs | $18,777 | $15,610 | $13,283 |

## Related Party Transactions

For information regarding our related party transactions, see Note 10 in the Notes to Consolidated Financial Statements in this annual report.

## Recent Accounting Developments

For information regarding recent accounting developments, see Note 2 in the Notes to Consolidated Financial Statements in this annual report.

## CRITICAL ACCOUNTING POLICIES & ESTIMATES

In our financial reporting processes, we employ methods, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of our financial statements.  These methods, estimates and assumptions also affect the reported amounts of revenues and expenses for each reporting period.  Investors should be aware that actual results could differ from these estimates if the underlying assumptions prove to be incorrect.  The following sections discuss the use of estimates within our critical accounting policies and estimates.

### Goodwill & Intangible Assets

We allocate the purchase price of acquired businesses to their identifiable tangible assets and liabilities, such as accounts receivable, inventory, property, plant and equipment, accounts payable and accrued liabilities.  We also allocate a portion of the purchase price to identifiable intangible assets, such as non-compete agreements, trade names and customer relationships.  Allocations are based on estimated fair values of assets and liabilities. Deferred taxes are recorded for any differences between the assigned values and tax bases of assets and liabilities.  Estimated deferred taxes are based on available information concerning the tax bases of assets acquired and liabilities assumed and loss carryforwards at the acquisition date, although such estimates may change in the future as additional information becomes known.  We use all available information to estimate fair values including quoted market prices, the carrying value of acquired assets, and widely accepted valuation techniques such as discounted cash flows.

Certain estimates and judgments are required in the application of the fair value techniques, including estimates of future cash flows and the selection of a discount rate, as well as the use of "Level 3" measurements as defined in Financial Accounting Standards Board ("FASB") Accounting Standards Codification 820, *Fair Value Measurements and Disclosure*.  Any remaining excess of cost over allocated fair values is recorded as goodwill.  We typically engage third-party valuation experts to assist in determining the fair values for both the identifiable tangible and intangible assets.  The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, could materially impact our results of operations.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

At December 31, 2022, our goodwill balance was approximately $6.4 million. At December 31, 2022 and 2021, the carrying values of our intangible assets were $9.7 million and $3.3 million, respectively. See Note 6 and Note 8 in the Notes to Consolidated Financial Statements for further information.

## Fair Value Accounting

We enter into certain forward commodity contracts that are required to be recorded at fair value, and these contracts are recorded as either an asset or liability measured at its fair value. Changes in fair value are recognized immediately in earnings unless the derivatives qualify for, and we elect, cash flow hedge accounting. We had no contracts designated for hedge accounting during the years ended December 31, 2022, 2021 and 2020.

We utilize a market approach to valuing our commodity contracts. On a contract by contract, forward month by forward month basis, we obtain observable market data for valuing our contracts that typically have durations of less than 18 months. At December 31, 2022, all of our market value measurements were based on inputs based on observable market data (Level 2 inputs). See discussion under "Fair Value Measurements" in Note 2 and Note 13 in the Notes to Consolidated Financial Statements.

Our fair value contracts give rise to market risk, which represents the potential loss that may result from a change in the market value of a particular commitment. We monitor and manage our exposure to market risk to ensure compliance with our risk management policies. These risk management policies are regularly assessed to ensure their appropriateness given our objectives, strategies and current market conditions.

## Liability & Contingency Accruals, including those related to Insurance Liabilities

We establish a liability under the automobile and workers' compensation insurance policies for expected claims incurred but not reported on a monthly basis. We retain a third-party consulting actuary to establish loss development factors, based on historical claims experience as well as industry experience. We apply those factors to current claims information to derive an estimate of the ultimate claims liability. See Note 18 in the Notes to Consolidated Financial Statements for further information.

From time to time as incidental to our operations, we become involved in various accidents, lawsuits and/or disputes. As an operator of an extensive trucking fleet, we are a party to motor vehicle accidents, worker compensation claims or other items of general liability as are typical for the industry. In addition, we have extensive operations that must comply with a wide variety of tax laws, environmental laws and labor laws, among others. Should an incident occur, we evaluate the claim based on its nature, the facts and circumstances and the applicability of insurance coverage. When our assessment indicates that it is probable that a liability has occurred and the amount of the liability can be reasonably estimated, we make appropriate accruals or disclosure. We base our estimates on all known facts at the time and our assessment of the ultimate outcome, including consultation with external experts and counsel. We revise these estimates as additional information is obtained or resolution is achieved. At December 31, 2021, we do not believe any of our outstanding legal matters would have a material adverse effect on our financial position, results of operations or cash flows.

## Revenue Recognition

On January 1, 2018, we adopted FASB Accounting Standards Codification 606, *Revenue from Contracts with Customers* ("ASC 606") and all related Accounting Standards Updates by applying the modified retrospective approach to all contracts that were not completed on January 1, 2018. The new revenue standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new revenue standard requires entities to recognize revenue through the application of a five-step model, which includes: identification of the contract; identification of the performance obligations; determination of the transaction price; allocation of the transaction price to the performance obligations; and recognition of revenue as the entity satisfies the performance obligations.

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Our revenues are primarily generated from the marketing, transportation, storage and terminalling of crude oil and other related products and the tank truck transportation of liquid chemicals, pressurized gases, asphalt and dry bulk. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in ASC 606. To identify the performance obligations, we considered all of the products or services promised in the contracts with customers, whether explicitly stated or implied based on customary business practices. Revenue is recognized when, or as, each performance obligation is satisfied under terms of the contract. Payment is typically due in full within 30 days of the invoice date.

*Crude oil marketing segment.* Crude oil marketing activities generate revenues from the sale and delivery of crude oil purchased either directly from producers or on the open market. Most of our crude oil purchase and sale contracts qualify and are designated as non-trading activities, and we consider these contracts as normal purchases and sales activity. For normal purchases and sales, our customers are invoiced monthly based upon contractually agreed upon terms with revenue recognized in the month in which the physical product is delivered to the customer, generally upon delivery of the product to the customer. Revenue is recognized based on the transaction price and the quantity delivered.

The majority of our crude oil sales contracts have multiple distinct performance obligations as the promise to transfer the individual goods (e.g., barrels of crude oil) is separately identifiable from the other goods promised within the contracts. Our performance obligations are satisfied at a point in time. For normal sales arrangements, revenue is recognized in the month in which control of the physical product is transferred to the customer, generally upon delivery of the product to the customer.

*Transportation segment.* Transportation activities generate revenue from the truck transportation of liquid chemicals, pressurized gases, asphalt or dry bulk for customers. Each sales order is associated with our master transportation agreements and is considered a distinct performance obligation. The performance obligations associated with this segment are satisfied over time as the goods and services are delivered.

*Pipeline and storage segment.* Pipeline and storage activities generate revenue by transporting crude oil on our pipeline and providing storage and terminalling services for our customers. Our operations generally consist of fee-based activities associated with the transportation of crude oil and providing storage and terminalling services for crude oil. Revenues from pipeline tariffs and fees are associated with the transportation of crude oil at a published tariff. We primarily recognize pipeline tariff and fee revenues over time as services are rendered, based on the volumes transported. As is common in the pipeline transportation industry, our tariffs incorporate a loss allowance factor. We recognize the allowance volumes collected as part of the transaction price and record this non-cash consideration at fair value, measured as of the contract inception date.

Storage fees are typically recognized in revenue ratably over the term of the contract regardless of the actual storage capacity utilized as our performance obligation is to make available storage capacity for a period of time. Terminalling fees are recognized as the crude oil enters or exits the terminal and are received from or delivered to the connecting carrier or third-party terminal, as applicable.

*Logistics and repurposing.* Logistics activities generate revenue by transporting crude oil, condensate, fuels, oils and other petroleum products from point A to point B for customers. Each sales order is associated with our master transportation agreements and is considered a distinct performance obligation. The performance obligations associated with this segment are satisfied over time as the goods and services are delivered.

Recycling and repurposing activities generate revenue by repurposing off-specification fuels, lubricants, crude oil and other chemicals. These recycling and repurposing activities generate revenues from the sale and delivery of product purchased directly from the customer. Our customers are invoiced monthly based upon contractually agreed upon terms with revenue recognized in the month in which the physical product is delivered to the customer, generally upon delivery of the product to the customer. Revenue is recognized based on the transaction price and the quantity delivered.

See Note 3 in the Notes to Consolidated Financial Statements for further information.

# CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

*This annual report for the year ended December 31, 2022 (our "annual report") contains various forward-looking statements and information that are based on our beliefs, as well as assumptions made by us and information currently available to us. When used in this document, words such as "anticipate," "project," "expect," "plan," "seek," "goal," "estimate," "forecast," "intend," "could," "should," "would," "will," "believe," "may," "potential" and similar expressions and statements regarding our plans and objectives for future operations are intended to identify forward-looking statements. Although we believe that our expectations reflected in such forward-looking statements are reasonable, we cannot give any assurances that such expectations will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions as described in more detail under Part I, Item 1A of our 2022 Form 10-K. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected or expected. You should not put undue reliance on any forward-looking statements. The forward-looking statements in this annual report speak only as of the date hereof. Except as required by federal and state securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason.*

# FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
# ADAMS RESOURCES & ENERGY, INC. AND SUBSIDIARIES

# CONSOLIDATED BALANCE SHEETS
## (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

|  | December 31 | |
|---|---|---|
|  | **2022** | **2021** |
| **ASSETS** | | |
| Current Assets: | | |
| Cash and Cash Equivalents | $20,532 | $97,825 |
| Restricted Cash | 10,535 | 9,492 |
| Accounts Receivable, Net of Allowance for Doubtful Accounts of $88 and $108,Respectively | 189,039 | 137,789 |
| Accounts Receivable – Related Party | - | 2 |
| Inventory | 26,919 | 18,942 |
| Derivative Assets | - | 347 |
| Income Tax Receivable | - | 6,424 |
| Prepayments and Other Current Assets | 3,118 | 2,389 |
| Total Current Assets | 250,143 | 273,210 |
| Property and Equipment, Net | 106,425 | 88,036 |
| Operating Lease Right-of-Use Assets, Net | 7,720 | 7,113 |
| Intangible Assets, Net | 9,745 | 3,317 |
| Goodwill | 6,428 | - |
| Other Assets | 3,698 | 3,027 |
| Total Assets | $384,159 | $374,703 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Accounts Payable | $204,391 | $168,224 |
| Accounts Payable - Related Party | 31 | - |
| Derivative Liabilities | 330 | 324 |
| Current Portion of Finance Lease Obligations | 4,382 | 3,663 |
| Current Portion of Operating Lease Liabilities | 2,712 | 2,178 |
| Other Current Liabilities | 19,214 | 11,622 |
| Total Current Liabilities | 231,060 | 186,011 |
| Other Long-Term Liabilities: | | |
| Long-Term Debt | 24,375 | - |
| Asset Retirement Obligations | 2,459 | 2,376 |
| Finance Lease Obligations | 12,085 | 9,672 |
| Operating Lease Liabilities | 5,007 | 4,938 |
| Deferred Taxes and Other Liabilities | 15,996 | 11,320 |
| Total Liabilities | 290,982 | 214,317 |
| Commitments and Contingencies (Note 18) | | |
| Shareholders' Equity: | | |
| Preferred Stock – $1.00 Par Value, 960,000 Shares Authorized, None Outstanding | - | - |
| Common Stock – $0.10 Par Value, 7,500,000 Shares Authorized, 2,495,484 and 4,355,001 Shares Outstanding, Respectively | 248 | 433 |
| Contributed Capital | 19,965 | 16,913 |
| Retained Earnings | 72,964 | 143,040 |
| Total Shareholders' Equity | 93,177 | 160,386 |
| Total Liabilities and Shareholders' Equity | $384,159 | $374,703 |

*See Notes to Consolidated Financial Statements*

# CONSOLIDATED STATEMENTS OF OPERATIONS
## (IN THOUSANDS, EXCEPT PER SHARE DATA)

| | Year Ended December 31 | | |
| --- | --- | --- | --- |
| | **2022** | **2021** | **2020** |
| **Revenues:** | | | |
| Marketing | $3,232,193 | $1,930,042 | $950,426 |
| Transportation | 112,376 | 94,498 | 71,724 |
| Pipeline and Storage | - | 664 | 272 |
| Logistics and Repurposing | 22,348 | - | - |
| Total revenues | 3,366,917 | 2,025,204 | 1,022,422 |
| **Costs and Expenses:** | | | |
| Marketing | 3,208,595 | 1,898,126 | 940,031 |
| Transportation | 89,973 | 75,295 | 58,888 |
| Pipeline and Storage | 2,502 | 2,126 | 393 |
| Logistics and Repurposing | 19,651 | - | - |
| General and Administrative | 17,718 | 13,701 | 10,284 |
| Depreciation and Amortization | 22,707 | 19,797 | 18,573 |
| Total Costs and Expenses | 3,361,146 | 2,009,045 | 1,028,169 |
| **Operating Earnings (Losses)** | 5,771 | 16,159 | (5,747) |
| **Other Income (Expense):** | | | |
| Interest Income | 921 | 243 | 656 |
| Interest Expense | (1,287) | (746) | (444) |
| Total Other Income (Expense), Net | (366) | (503) | 212 |
| **Earnings (Losses) Before Income Taxes** | 5,405 | 15,656 | (5,535) |
| Income Tax (Provision) Benefit: | | | |
| Current | (4,054) | (5,169) | 12,919 |
| Deferred | 2,136 | 1,401 | (6,389) |
| Income Tax (Provision) Benefit | (1,918) | (3,768) | 6,530 |
| **Net Earnings** | $3,487 | $11,888 | $995 |
| **Earnings Per Share:** | | | |
| Basic Net Earnings Per Common Share | $0.86 | $2.78 | $0.23 |
| Diluted Net Earnings Per Common Share | $0.85 | $2.75 | $0.23 |
| **Dividends Per Common Share** | $0.96 | $0.96 | $0.96 |

*See Notes to Consolidated Financial Statements.*

# CONSOLIDATED STATEMENTS OF CASH FLOWS
## (IN THOUSANDS)

| | Year Ended December 31 | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| **Operating Activities:** | | | |
| Net earnings | $3,487 | $11,888 | $995 |
| Adjustments to reconcile net earnings to net cash provided by (used in) operating activities: | | | |
| Depreciation and amortization | 22,707 | 19,797 | 18,573 |
| Gains on sales of property | (2,512) | (733) | (1,859) |
| Provision for doubtful accounts | (20) | (6) | (27) |
| Stock-based compensation expense | 1,022 | 854 | 643 |
| Deferred income taxes | (2,136) | (1,401) | 6,389 |
| Net change in fair value contracts | 353 | (14) | (9) |
| **Changes in assets and liabilities:** | | | |
| Accounts receivable | (46,577) | (37,984) | (5,162) |
| Accounts receivable/payable, affiliates | 33 | (2) | (5) |
| Inventories | (7,334) | 394 | 4,751 |
| Income tax receivable | 6,424 | 6,864 | (10,719) |
| Prepayments and other current assets | (592) | 575 | (1,401) |
| Accounts payable | 34,762 | 82,170 | (61,116) |
| Accrued liabilities | 4,327 | (692) | 5,052 |
| Other | (167) | (684) | (104) |
| Net cash provided by (used in) operating activities | 13,777 | 81,026 | (43,999) |
| **Investing activities:** | | | |
| Property and equipment additions | (7,491) | (12,382) | (5,008) |
| Acquisition of Firebird and Phoenix, net of cash acquired | (33,147) | - | - |
| Asset acquisitions | - | - | (20,200) |
| Proceeds from property sales | 3,102 | 2,286 | 4,515 |
| Insurance and state collateral refunds | 1,533 | - | 1,030 |
| Net cash used in investing activities | (36,003) | (10,096) | (19,663) |
| **Financing activities:** | | | |
| Borrowings under Credit Agreement | 117,000 | 8,000 | - |
| Repayments under Credit Agreement | (92,625) | (8,000) | - |
| Principal repayments of finance lease obligations | (4,741) | (4,367) | (2,336) |
| Cash paid for debt issuance costs | (1,679) | - | - |
| Payment for financed portion of VEX acquisition | - | (10,000) | - |
| Repurchase of common shares from KSA | (69,928) | - | - |
| Net proceeds from sale of equity | 1,724 | 2,830 | - |
| Payment of contingent consideration liability | - | - | (111) |
| Dividends paid on common stock | (3,775) | (4,141) | (4,081) |
| Net cash used in financing activities | (54,024) | (15,678) | (6,528) |
| **(Decrease) Increase in cash and cash equivalents, including restricted cash** | (76,250) | 55,252 | (70,190) |
| **Cash and cash equivalents, including restricted cash, at beginning of period** | 107,317 | 52,065 | 122,255 |
| **Cash and cash equivalents, including restricted cash, at end of period** | $31,067 | $107,317 | $52,065 |

*See Notes to Consolidated Financial Statements*

# CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (IN THOUSANDS, EXCEPT PER SHARE DATA)

| | Common Stock | Contributed Capital | Retained Earnings | Total Shareholder's Equity |
|---|---|---|---|---|
| **Balance, January 1, 2020** | $423 | $12,778 | $138,440 | $151,641 |
| Net earnings | - | - | 995 | 995 |
| Stock-based compensation expense | - | 643 | - | 643 |
| Cancellation of shares withheld to cover taxes upon vesting of restricted awards | - | (81) | - | (81) |
| Dividends declared: | | | | |
| Common stock, $0.96 per share | - | - | (4,070) | (4,070) |
| Awards under LTIP, $0.96 per share | - | - | (36) | (36) |
| **Balance, December 31, 2020** | 423 | 13,340 | 135,329 | 149,092 |
| Net earnings | - | - | 11,888 | 11,888 |
| Stock-based compensation expense | - | 854 | - | 854 |
| Shares sold under at-the-market offering program | 9 | 2,821 | - | 2,830 |
| Vesting of restricted awards | 1 | (1) | - | - |
| Cancellation of shares withheld to cover taxes upon vesting of restricted awards | - | (101) | - | (101) |
| Dividends declared: | | | | |
| Common stock, $0.96 per share | - | - | (4,112) | (4,112) |
| Awards under LTIP, $0.96 per share | - | - | (65) | (65) |
| **Balance, December 31, 2021** | 433 | 16,913 | 143,040 | 160,386 |
| Net earnings | - | - | 3,487 | 3,487 |
| Stock-based compensation expense | - | 1,022 | - | 1,022 |
| Vesting of restricted awards | 2 | (2) | - | - |
| Cancellation of shares withheld to cover taxes upon vesting of restricted awards | - | (110) | - | (110) |
| Shares sold under at-the-market offering program | 5 | 1,719 | - | 1,724 |
| Issuance of common shares for acquisition | 2 | 423 | - | 425 |
| Repurchase of common shares | (194) | - | (69,734) | (69,928) |
| Dividends declared: | | | | |
| Common stock, $0.96 per share | - | - | (3,746) | (3,746) |
| Awards under LTIP, $0.96 per share | - | - | (83) | (83) |
| **Balance, December 31, 2022** | $248 | $19,965 | $72,964 | $93,177 |

*See Notes to Consolidated Financial Statements*

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

### Organization

Adams Resources & Energy, Inc. is a publicly traded Delaware corporation organized in 1973, the common shares of which are listed on the NYSE American LLC under the ticker symbol "AE". Through our subsidiaries, we are primarily engaged in crude oil marketing, truck and pipeline transportation of crude oil, terminalling and storage in various crude oil and natural gas basins in the lower 48 states of the United States ("U.S."). In addition, we conduct tank truck transportation of liquid chemicals, pressurized gases, asphalt and dry bulk primarily in the lower 48 states of the U.S. with deliveries into Canada and Mexico, and with nineteen terminals across the U.S. We also recycle and repurpose off-specification fuels, lubricants, crude oil and other chemicals from producers in the U.S. Unless the context requires otherwise, references to "we," "us," "our," "Adams" or the "Company" are intended to mean the business and operations of Adams Resources & Energy, Inc. and its consolidated subsidiaries.

On August 12, 2022, we completed our acquisition of all of the equity interests of Firebird Bulk Carriers, Inc. ("Firebird") and Phoenix Oil, Inc. ("Phoenix"). The consolidated financial statements prior to August 12, 2022 reflect only the historical results of Adams. The consolidated financial statements since the completion of the Firebird and Phoenix acquisition have included the results of Firebird and Phoenix using the acquisition method of accounting. See Note 6 for further information regarding the acquisition.

We operate and report in four business segments: (i) crude oil marketing, transportation and storage; (ii) tank truck transportation of liquid chemicals, pressurized gases, asphalt and dry bulk; (iii) pipeline transportation, terminalling and storage of crude oil; and (iv) beginning in the third quarter of 2022, interstate bulk transportation logistics of crude oil, condensate, fuels, oils and other petroleum products and recycling and repurposing of off-specification fuels, lubricants, crude oil and other chemicals, which includes the businesses we acquired in August 2022 (see Note 6 for further information regarding the acquisition). See Note 9 for further information regarding our business segments.

The consolidated financial statements and the accompanying notes are prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and the rules of the U.S. Securities and Exchange Commission ("SEC"). All significant intercompany transactions and balances have been eliminated in consolidation.

### Use of Estimates

The preparation of our financial statements in conformity with GAAP requires management to use estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions and information we believe to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes. While we believe the estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

We adhere to the following significant accounting policies in the preparation of our consolidated financial statements.

### Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable associated with crude oil marketing activities comprise approximately 88 percent of our total receivables, and industry practice requires payment for these sales to occur within 20 days of the end of the month following a transaction. Our customer makeup, credit policies and the relatively short duration of receivables mitigate the uncertainty typically associated with receivables management. We manage our crude oil marketing receivables by participating in a monthly settlement process with each of our counterparties. Ongoing account balances are monitored monthly, and we reconcile outstanding balances with counterparties. We also place great emphasis on collecting cash balances due.

We maintain and monitor our allowance for doubtful accounts. Our allowance for doubtful accounts is determined based on specific identification combined with a review of the general status of the aging of all accounts. We consider the following factors in our review of our allowance for doubtful accounts: (i) historical experience with customers, (ii) the perceived financial stability of customers based on our research, (iii) the levels of credit we grant to customers, and (iv) the duration of the receivable. We may increase the allowance for doubtful accounts in response to the specific identification of customers involved in bankruptcy proceedings and similar financial difficulties. On a routine basis, we review estimates associated with the allowance for doubtful accounts to ensure we have recorded sufficient reserves to cover potential losses. Customer payments are regularly monitored. However, a degree of risk remains due to the custom and practices of the industry. See Note 19 for further information regarding credit risk.

The following table presents our allowance for doubtful accounts activity for the periods indicated (in thousands):

| | December 31 | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Balance at Beginning of Period | $108 | $114 | $141 |
| Charges to Costs and Expenses | - | - | - |
| Deductions | (20) | (6) | (27) |
| Balance at End of Period | $88 | $108 | $114 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents represent unrestricted cash on hand and highly liquid investments with original maturities of less than three months from the date of purchase.  Cash and cash equivalents are maintained with major financial institutions, and deposit amounts may exceed the amount of federally backed insurance provided.  While we regularly monitor the financial stability of these institutions, cash and cash equivalents ultimately remain at risk subject to the financial viability of these institutions.

The following table provides a reconciliation of cash and cash equivalents and restricted cash as reported in the consolidated balance sheets that totals to the amounts shown in the consolidated statements of cash flows at the dates indicated (in thousands):

| | December 31 | |
| --- | --- | --- |
| | 2022 | 2021 |
| Cash and Cash Equivalents | $20,532 | $97,825 |
| Restricted cash: | | |
| Collateral for Outstanding Letters of Credit [1] | 892 | - |
| Captive insurance subsidiary [2] | 9,643 | 9,492 |
| Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows | $31,067 | $107,317 |

(1) Represents amounts that are held in a segregated bank account by Wells Fargo Bank as collateral for an outstanding letter of credit.

(2) $1.5 million of the restricted cash balance relates to the initial capitalization of our captive insurance company formed in late 2020, and the remainder represents amounts paid to our captive insurance company for insurance premiums.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## Common Shares Outstanding

The following table reconciles our outstanding common stock for the periods indicated:

| | Common Shares |
|---|---:|
| **Balance, January 1, 2020** | 4,235,533 |
| Vesting of Restricted Stock Unit Awards (see Note 15) | 10,290 |
| Shares Withheld to Cover Taxes Upon Vesting of Restricted Stock Unit Awards | (2,107) |
| **Balance, December 31, 2020** | 4,243,716 |
| Vesting of Restricted Stock Unit Awards (see Note 15) | 14,244 |
| Vesting of Performance Share Unit Awards (see Note 15) | 2,461 |
| Shares Withheld to Cover Taxes Upon Vesting of Restricted Stock Unit Awards | (3,043) |
| Shares Sold Under At-The-Market Offering Program | 97,623 |
| **Balance, December 31, 2021** | 4,355,001 |
| Vesting of Restricted Stock Unit Awards (see Note 15) | 21,814 |
| Vesting of Performance Share Unit Awards (see Note 15) | 3,125 |
| Shares Withheld to Cover Taxes Upon Vesting of Equity Awards | (3,806) |
| Shares Sold Under At-The-Market Offering Program | 46,524 |
| Issuance of shares in acquisition (see Note 6) | 15,259 |
| Repurchase of common shares (see Note 10) | (1,942,433) |
| **Balance, December 31, 2022** | 2,495,484 |

## Derivative Instruments

In the normal course of our operations, our crude oil marketing segment purchases and sells crude oil. We seek to profit by procuring the commodity as it is produced and then delivering the product to the end users or the intermediate use marketplace. As typical for the industry, these transactions are made pursuant to the terms of forward month commodity purchase and/or sale contracts. Some of these contracts meet the definition of a derivative instrument, and therefore, we account for these contracts at fair value, unless the normal purchase and sale exception is applicable. These types of underlying contracts are standard for the industry and are the governing document for our crude oil marketing segment. None of our derivative instruments have been designated as hedging instruments.

## Earnings Per Share

Basic earnings per share is computed by dividing our net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by giving effect to all potential common shares outstanding, including shares related to unvested restricted stock unit awards. Unvested restricted stock unit awards granted under the Adams Resources & Energy, Inc. 2018 Long-Term Incentive Plan, as amended and restated ("2018 LTIP"), or granted as employment inducement awards outside of the 2018 LTIP, are not considered to be participating securities as the holders of these shares do not have non-forfeitable dividend rights in the event of our declaration of a dividend for common shares (see Note 15 for further information).

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the calculation of basic and diluted earnings per share was as follows for the periods indicated (in thousands, except per share data):

| | Year Ended December 31 | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| **Earnings Per Share – Numerator:** | | | |
| Net Earnings | $3,487 | $11,888 | $995 |
| **Denominator:** | | | |
| Basic Weighted Average Number of Shares Outstanding [1] | 4,053 | 4,283 | 4,240 |
| **Basic Earnings Per Share** | $0.86 | $2.78 | $0.23 |
| **Diluted Earnings Per Share:** | | | |
| Diluted Weighted Average Number of Shares Outstanding: | | | |
| Common Shares[1] | 4,053 | 4,283 | 4,240 |
| Restricted Stock Unit Awards | 23 | 23 | 11 |
| Performance Share Unit Awards[2] | 15 | 17 | 3 |
| Total | 4,091 | 4,323 | 4,254 |
| **Diluted Earnings Per Share** | $0.85 | $2.75 | $0.23 |

(1) On October 31, 2022, we repurchased 1,942,433 shares from an affiliate (see Note 10 for further information).  As these shares were outstanding for the majority of 2022, the weighted average number of shares outstanding reflects the impact of those shares being outstanding through October 31, 2022.

(2) The dilutive effect of performance share awards are included in the calculation of diluted earnings per share when the performance share award performance conditions have been achieved.  The performance conditions for the performance share unit awards granted in 2020, 2021 and 2022 were achieved as of December 31, 2020, 2021 and 2022, respectively.

## Employee Benefits

We maintain a 401(k) savings plan for the benefit of our employees.  We do not maintain any other pension or retirement plans.  Our 401(k) plan contributory expenses were as follows for the periods indicated (in thousands):

| | Year Ended December 31 | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| Contributory Expenses | $1,283 | $1,159 | $1,100 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## Equity At-The-Market Offerings

On December 23, 2020, we entered into an At Market Issuance Sales Agreement with B. Riley Securities, Inc., as agent ("Agent"), under which we may offer to sell our common shares through or to the Agent for cash from time to time. Shares sold under the agreement were as follows for the periods indicated (in thousands, except share data):

| | Year Ended December 31 | |
| --- | --- | --- |
| | **2022** | **2021** |
| Gross proceeds from sale of common shares | $1,869 | $2,996 |
| Less offering costs paid to Agent | (84) | (135) |
| Less other offering costs | (61) | (31) |
| Net proceeds from sale of common shares | $1,724 | $2,830 |
| Number of common shares sold | 46,524 | 97,623 |
| Average price per share | $40.20 | $30.70 |

## Fair Value Measurements

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximates fair value because of the immediate or short-term maturity of these financial instruments. Marketable securities are recorded at fair value based on market quotations from actively traded liquid markets. The fair value of our term loan under our credit agreement (see Note 12 for further information) is representative of the carrying value based upon the variable terms and management's opinion that the current rates available to us with the same maturity and security structure are equivalent to that of the debt.

Our fair value estimates are based on either (i) actual market data or (ii) assumptions that other market participants would use in pricing an asset or liability, including estimates of risk, in the principal market of the asset or liability at a specified measurement date. Recognized valuation techniques employ inputs such as contractual prices, quoted market prices or rates, operating costs, discount factors and business growth rates. These inputs may be either readily observable, corroborated by market data or generally unobservable. In developing our estimates of fair value, we endeavor to utilize the best information available and apply market-based data to the highest extent possible. Accordingly, we utilize valuation techniques (such as the market approach) that maximize the use of observable inputs and minimize the use of unobservable inputs.

A three-tier hierarchy has been established that classifies fair value amounts recognized in the financial statements based on the observability of inputs used to estimate such fair values. The hierarchy considers fair value amounts based on observable inputs (Levels 1 and 2) to be more reliable and predictable than those based primarily on unobservable inputs (Level 3). At each balance sheet reporting date, we categorize our financial assets and liabilities using this hierarchy.

The characteristics of the fair value amounts classified within each level of the hierarchy are described as follows:

- Level 1 fair values are based on quoted prices, which are available in active markets for identical assets or liabilities as of the measurement date. Active markets are defined as those in which transactions for identical assets or liabilities occur with sufficient frequency so as to provide pricing information on an ongoing basis. For Level 1 valuation of marketable securities, we utilize market quotations provided by our primary financial institution. For the valuations of derivative financial instruments, we utilize the New York Mercantile Exchange ("NYMEX") for certain commodity valuations.

- Level 2 fair values are based on (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical assets or liabilities but in markets that are not actively traded or in which little information is released to the public, (c) observable inputs other than quoted prices, and (d) inputs derived from observable market data. Source data for Level 2 inputs include information provided by the NYMEX, published price data and indices, third party price survey data and broker provided forward price statistics.

- Level 3 fair values are based on unobservable market data inputs for assets or liabilities.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

See Note 6 for a discussion of the Level 3 inputs used in the determination of the fair value of the intangible assets acquired in asset acquisitions and intangible assets acquired and contingent consideration issued in a business combination.

Fair value contracts consist of derivative financial instruments and are recorded as either an asset or liability measured at its fair value.  Changes in fair value are recognized immediately in earnings unless the derivatives qualify for, and we elect, cash flow hedge accounting.  We had no contracts designated for hedge accounting during any of the current reporting periods (see Note 13 for further information).

Fair value estimates are based on assumptions that market participants would use when pricing an asset or liability, and we use a fair value hierarchy of three levels that prioritizes the information used to develop those assumptions.  Currently, for all items presented herein, we utilize a market approach to valuing our contracts.  On a contract by contract, forward month by forward month basis, we obtain observable market data for valuing our contracts.  The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data.

## Impairment Testing for Long-Lived Assets & Goodwill

Long-lived assets (primarily property and equipment and intangible assets) are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.  Long-lived assets with carrying values that are not expected to be recovered through future cash flows are written-down to their estimated fair values.  The carrying value of a long-lived asset is deemed not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset.  If the asset's carrying value exceeds the sum of its undiscounted cash flows, a non-cash asset impairment charge equal to the excess of the asset's carrying value over its estimated fair value is recorded.  Fair value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at a specified measurement date.  We measure fair value using market price indicators or, in the absence of such data, appropriate valuation techniques.

Goodwill, which represents the cost of an acquired business in excess of the fair value of its net assets at the acquisition date, is subject to annual impairment testing in the fourth quarter of each year or when events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable.  We recognized goodwill in a business combination, which occurred in August 2022 (see Note 6 for further information).  We will test goodwill for impairment at the reporting unit (or operating segment) level following guidance in ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*.  An impairment of goodwill represents the amount by which a reporting unit's carrying value (including its respective goodwill) exceeds its fair value, not to exceed the carrying amount of the reporting unit's goodwill.

## Income Taxes

Income taxes are accounted for using the asset and liability method.  Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences attributable to differences between financial statement carrying amounts of such items and their respective tax basis (see Note 14 for further information).  On December 22, 2017, the Tax Cut and Jobs Act was enacted into law resulting in a reduction in the federal corporate income tax rate from 35 percent to 21 percent for years beginning in 2018, which impacted our income tax provision or benefit.

We are subject to income taxes in the U.S. and numerous states.  We record uncertain tax positions on the basis of a two-step process in which (1) we determine whether it is more-likely-than-not the tax positions will be sustained on the basis of technical merits of the position and (2) for those tax positions meeting the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Interest and penalties related to income taxes are included in the benefit (provision) for income taxes in our consolidated statements of operations.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted and signed into law in response to the COVID-19 pandemic.  The CARES Act, among other things, permits net operating losses ("NOL") incurred in tax years 2018, 2019 and 2020 to offset 100 percent of taxable income and be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The NOL carryback provision in the CARES Act resulted in cash benefits to us for the fiscal years 2018, 2019 and 2020. We carried back our NOL for fiscal year 2018 to 2013 and received a cash refund of approximately $2.7 million in June 2020. We carried back our NOL for the fiscal year 2019 to 2014 and received a cash refund of approximately $3.7 million in April 2021. We carried back our NOL for fiscal year 2020 to 2015 and 2016 and received a cash refund of approximately $6.9 million in June 2022.

## Inventory, and Linefill and Base Gas

Inventory consists of crude oil held in storage tanks and at third-party pipelines as part of our crude oil marketing and pipeline and storage operations. Crude oil inventory is carried at the lower of cost or net realizable value. At the end of each reporting period, we assess the carrying value of our inventory and make adjustments necessary to reduce the carrying value to the applicable net realizable value. Any resulting adjustments are a component of marketing costs and expenses or pipeline and storage expenses on our consolidated statements of operations. During the year ended December 31, 2020, we recorded a charge of $24.2 million related to the write-down of our crude oil inventory in our crude oil marketing segment due to declines in prices in 2020. There were no charges recognized during the years ended December 31, 2022 and 2021.

Linefill and base gas in assets we own are recorded at historical cost and consist of crude oil. We classify as linefill or base gas our proportionate share of barrels used to fill a pipeline that we own and barrels that represent the minimum working requirements in storage tanks that we own. These crude oil barrels are not considered to be available for sale because the volumes must be maintained in order to continue normal operation of the related pipeline or tanks. Linefill and base gas are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Linefill and base gas are included in "Property and equipment" on our Consolidated Balance Sheets. See Note 5 for additional information regarding linefill and base gas.

## Investment in Unconsolidated Affiliate

We own an approximate 15 percent equity interest (less than 3 percent voting interest) in VestaCare, Inc., a California corporation ("VestaCare"), which we purchased for a $2.5 million cash payment in 2016. VestaCare provides an array of software as a service (SaaS) electronic payment technologies to medical providers, payers and patients including VestaCare's product offering, VestaPay™. VestaPay™ allows medical care providers to structure fully automated and dynamically updating electronic payment plans for their patients. We account for this investment under the cost method of accounting. During 2017, we reviewed our investment in VestaCare and determined that the current projected operating results did not support the carrying value of the investment. As a result, during 2017, we recognized an impairment charge of $2.5 million to write-off our investment in VestaCare. At December 31, 2022, we continue to own an approximate 15 percent equity interest in VestaCare.

## Property and Equipment

Property and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property and equipment are capitalized, and minor replacements, maintenance and repairs that do not extend asset life or add value are charged to expense as incurred. When property and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations in operating costs and expenses for the respective period. Property and equipment, except for land, is depreciated using the straight-line method over the estimated average useful lives of two to thirty-nine years.

Asset retirement obligations ("AROs") are legal obligations associated with the retirement of tangible long-lived assets that result from their acquisition, construction, development and/or normal operation. When an ARO is incurred, we record a liability for the ARO and capitalize an equal amount as an increase in the carrying value of the related long-lived asset. ARO amounts are measured at their estimated fair value using expected present value techniques. Over time, the ARO liability is accreted to its present value (through accretion expense), and the capitalized amount is depreciated over the remaining useful life of the related long-lived asset. We will incur a gain or loss to the extent that our ARO liabilities are not settled at their recorded amounts.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

See Note 5 for additional information regarding our property and equipment and AROs.

## Stock-Based Compensation

We measure all share-based payment awards, including the issuance of restricted stock unit awards and performance share unit awards to employees and board members, using a fair-value based method. The cost of services received from employees and non-employee board members in exchange for awards of equity instruments is recognized in the consolidated statements of operations based on the estimated fair value of those awards on the grant date and is amortized on a straight-line basis over the requisite service period. The fair value of restricted stock unit awards and performance share unit awards is based on the closing price of our common stock on the grant date. We account for forfeitures as they occur. See Note 15 for additional information regarding our 2018 LTIP.

## NOTE 3. REVENUE RECOGNITION

We account for our revenues under Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*. ASC 606's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASC 606 requires entities to recognize revenue through the application of a five-step model, which includes: identification of the contract; identification of the performance obligations; determination of the transaction price; allocation of the transaction price to the performance obligations; and recognition of revenue as the entity satisfies the performance obligations.

Our revenues are primarily generated from the marketing, transportation, storage and terminalling of crude oil and other related products, the tank truck transportation of liquid chemicals, pressurized gases, asphalt and dry bulk and the recycling and repurposing of off-specification fuels, lubricants, crude oil and other chemicals. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in ASC 606. To identify the performance obligations, we considered all of the products or services promised in the contracts with customers, whether explicitly stated or implied based on customary business practices. Revenue is recognized when, or as, each performance obligation is satisfied under terms of the contract. Payment is typically due in full within 30 days of the invoice date.

The following information describes the nature of our significant revenue streams by segment and type:

*Crude oil marketing segment.* Crude oil marketing activities generate revenues from the sale and delivery of crude oil purchased either directly from producers or on the open market. Most of our crude oil purchase and sale contracts qualify and are designated as non-trading activities, and we consider these contracts as normal purchases and sales activity. For normal purchases and sales, our customers are invoiced monthly based upon contractually agreed upon terms with revenue recognized in the month in which the physical product is delivered to the customer, generally upon delivery of the product to the customer. Revenue is recognized based on the transaction price and the quantity delivered.

The majority of our crude oil sales contracts have multiple distinct performance obligations as the promise to transfer the individual goods (e.g., barrels of crude oil) is separately identifiable from the other goods promised within the contracts. Our performance obligations are satisfied at a point in time. For normal sales arrangements, revenue is recognized in the month in which control of the physical product is transferred to the customer, generally upon delivery of the product to the customer.

*Transportation segment.* Transportation activities generate revenue from the truck transportation of liquid chemicals, pressurized gases, asphalt or dry bulk from point A to point B for customers. Each sales order is associated with our master transportation agreements and is considered a distinct performance obligation. The performance obligations associated with this segment are satisfied over time as the goods and services are delivered.

*Pipeline and storage segment.* Pipeline and storage activities generate revenue by transporting crude oil on our pipeline and providing storage and terminalling services for our customers. Our operations generally consist of fee-based activities associated with the transportation of crude oil and providing storage and terminalling services for crude oil. Revenues from pipeline tariffs and fees are associated with the transportation of crude oil at a published tariff. We primarily recognize pipeline tariff and fee revenues over time as services are rendered, based on the volumes transported. As is common in the pipeline transportation industry, our tariffs incorporate a loss allowance factor. We recognize the allowance volumes collected as part of the transaction price and record this non-cash consideration at fair value, measured as of the contract inception date.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Storage fees are typically recognized in revenue ratably over the term of the contract regardless of the actual storage capacity utilized as our performance obligation is to make available storage capacity for a period of time. Terminalling fees are recognized as the crude oil enters or exits the terminal and is received from or delivered to the connecting carrier or third-party terminal, as applicable.

*Logistics and repurposing segment.* Logistics activities generate revenue from the truck transportation of crude oil, condensate, fuels, oils and other petroleum products from point A to point B for customers. Each sales order is associated with our master transportation agreements and is considered a distinct performance obligation. The performance obligations associated with this segment are satisfied over time as the goods and services are delivered.

Recycling and repurposing activities generate revenue by repurposing off-specification fuels, lubricants, crude oil and other chemicals. These recycling and repurposing activities generate revenues from the sale and delivery of product purchased directly from the customer. Our customers are invoiced monthly based upon contractually agreed upon terms with revenue recognized in the month in which the physical product is delivered to the customer, generally upon delivery of the product to the customer. Revenue is recognized based on the transaction price and the quantity delivered.

## Contract Balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable and customer advances and deposits (contract liabilities) on our consolidated balance sheets. Currently, we do not record any contract assets in our financial statements due to the timing of revenue recognized and when our customers are billed. Our crude oil marketing customers are generally billed monthly based on contractually agreed upon terms. However, we sometimes receive advances or deposits from customers before revenue is recognized, resulting in contract liabilities. These contract assets and liabilities, if any, are reported on our consolidated balance sheets at the end of each reporting period.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## Revenue Disaggregation

The following table disaggregates our revenue by segment and by major source for the periods indicated (in thousands):

| | Year Ended December 31 | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| **Crude oil marketing:** | | | |
| Revenue from contracts with customers | | | |
| Goods transferred at a point in time | $3,189,660 | $1,898,160 | $915,438 |
| Services transferred over time | - | - | - |
| Total revenues from contracts with customers | $3,189,660 | $1,898,160 | $915,438 |
| Other [1] | 42,533 | 31,882 | 34,988 |
| Total crude oil marketing revenue | $3,232,193 | $1,930,042 | $950,426 |
| **Transportation:** | | | |
| Revenue from contracts with customers | | | |
| Goods transferred at a point in time | $ - | $ - | $ - |
| Services transferred over time | 112,376 | 94,498 | 71,724 |
| Total revenues from contracts with customers | $112,376 | $94,498 | $71,724 |
| Other | - | - | - |
| Total transportation revenue | $112,376 | $94,498 | $71,724 |
| **Pipeline and storage:** [2] | | | |
| Revenue from contracts with customers | | | |
| Goods transferred at a point in time | $ - | $ - | $ - |
| Services transferred over time | - | 664 | 272 |
| Total revenues from contracts with customers | $ - | $664 | $272 |
| Other | - | - | - |
| Total pipeline and storage revenue | $ - | $664 | $272 |
| **Logistics and repurposing:** [3] | | | |
| Revenue from contracts with customers | | | |
| Goods transferred at a point in time | $12,865 | $ - | $ - |
| Services transferred over time | 9,483 | - | - |
| Total revenues from contracts with customers | $22,348 | $ - | $ - |
| Other | - | - | - |
| Total logistics and repurposing revenue | $22,348 | - | - |
| **Subtotal:** | | | |
| Total revenues from contracts with customers | $3,324,384 | $1,993,322 | $987,434 |
| Total Other [1] | 42,533 | 31,882 | 34,988 |
| Total Consolidated Revenues | $3,366,917 | $2,025,204 | $1,022,422 |

(1) Other crude oil marketing revenues are recognized under ASC 815, *Derivatives and Hedging*, and ASC 845, *Nonmonetary Transactions – Purchases and Sales of Inventory with the Same Counterparty.*

(2) All pipeline and storage revenue earned in 2022 and a substantial portion of the revenue earned in 2021 were from an affiliated shipper, GulfMark Energy, Inc., our subsidiary, and eliminated in consolidation.

(3) On August 12, 2022, we acquired a transportation logistics and recycling and repurposing business, resulting in a new operating segment. See Note 6 and Note 9 for further information.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

**Other Crude Oil Marketing Revenue**

Certain of the commodity purchase and sale contracts utilized by our crude oil marketing segment qualify as derivative instruments with certain specifically identified contracts also designated as trading activity. From the time of contract origination, these contracts are marked-to-market and recorded on a net revenue basis in the accompanying consolidated financial statements.

Certain of our crude oil contracts may be with a single counterparty to provide for similar quantities of crude oil to be bought and sold at different locations. These contracts are entered into for a variety of reasons, including effecting the transportation of the commodity, to minimize credit exposure, and/or to meet the competitive demands of the customer. These buy/sell arrangements are reflected on a net revenue basis in the accompanying consolidated financial statements.

Reporting these crude oil contracts on a gross revenue basis would increase our reported revenues as follows for the periods indicated (in thousands):

|  | Year Ended December 31 | | |
| --- | --- | --- | --- |
|  | 2022 | 2021 | 2020 |
| Revenue Gross-Up | $1,557,510 | $761,369 | $419,127 |

## NOTE 4. PREPAYMENTS AND OTHER CURRENT ASSETS

The components of prepayments and other current assets were as follows at the dates indicated (in thousands):

|  | December 31 | |
| --- | --- | --- |
|  | 2022 | 2021 |
| Insurance Premiums | $1,220 | $641 |
| Vendor Prepayment | - | 602 |
| Rents, Licenses and Other | 1,898 | 1,146 |
| Total Prepayments and Other Current Assets | $3,118 | $2,389 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE 5. PROPERTY AND EQUIPMENT

The historical costs of our property and equipment and related accumulated depreciation and amortization balances were as follows at the dates indicated (in thousands):

| | | December 31 | |
|---|---|---|---|
| | Estimated Useful Life in Years | 2022 | 2021 |
| Tractors and Trailers | 5 - 6 | $128,223 | $106,558 |
| Field Equipment | 2 - 5 | 24,676 | 22,851 |
| Finance Lease ROU Assets [1] | 3 - 6 | 25,106 | 22,349 |
| Pipeline and Related Facilities | 20 - 25 | 20,362 | 20,336 |
| Linefill and Base Gas [2] | N/A | 3,922 | 3,922 |
| Buildings | 5 - 39 | 16,163 | 16,163 |
| Office Equipment | 2 - 5 | 2,937 | 2,060 |
| Land | N/A | 2,309 | 2,008 |
| Construction in Progress | N/A | 3,629 | 3,396 |
| Total Property and Equipment, at Cost | | 227,327 | 199,643 |
| Less Accumulated Depreciation and Amortization | | (120,902) | (111,607) |
| Property and Equipment, Net | | $106,425 | $88,036 |

(1) Our finance lease right-of-use (''ROU'') assets arise from leasing arrangements for the right to use various classes of underlying assets including tractors, trailers, a tank storage and throughput arrangement and office equipment (see Note 17 for further information). Accumulated amortization of the assets presented as ''Finance lease ROU assets'' was $9.9 million and $9.7 million as of December 31, 2022 and 2021, respectively.

(2) Linefill and base gas represents crude oil in the VEX pipeline (Note 6) and storage tanks we own, and the crude oil is recorded at historical cost.

Components of depreciation and amortization expense were as follows for the periods indicated (in thousands):

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| Depreciation and amortization, excluding amounts under finance leases | $16,330 | $14,264 | $15,467 |
| Amortization of intangible assets (see Note 8) | 1,177 | 789 | 559 |
| Amortization of property and equipment under finance leases | 5,200 | 4,744 | 2,547 |
| Total depreciation and amortization | $22,707 | $19,797 | $18,573 |

### Gains on Sales of Assets

We sold certain used tractors, trailers and other equipment and recorded net pre-tax gains as follows for the periods indicated (in thousands):

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| Gains on sales of used tractors, trailers and equipment | $2,512 | $733 | $1,859 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## Asset Retirement Obligations

We record AROs for the estimated retirement costs associated with certain tangible long-lived assets. The estimated fair value of AROs are recorded in the period in which they are incurred and the corresponding cost is capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its then present value each period, and the capitalized cost is depreciated over the useful life of the asset. If the liability is settled for an amount other than the recorded amount, an increase or decrease to expense is recognized. The following table reflects a summary of our AROs for the periods indicated (in thousands):

|  | Year Ended December 31 | | |
|---|---|---|---|
|  | **2022** | **2021** | **2020** |
| ARO liability at beginning of year | $2,376 | $2,307 | $1,573 |
| Liabilities incurred | 29 | - | - |
| Accretion of discount | 58 | 69 | 49 |
| Liabilities settled | - | - | (38) |
| AROs related to pipeline acquisition (see Note 6) | - | - | 723 |
| ARO liability at end of year | $2,463 | $2,376 | $2,307 |

## NOTE 6. ACQUISITIONS

### Business Combination — Firebird and Phoenix

On August 12, 2022, we entered into a purchase agreement with each of Scott Bosard, Trey Bosard and Tyler Bosard (collectively, the "Sellers") to acquire all of the equity interests of Firebird and Phoenix for approximately $39.3 million, consisting of a cash payment of $35.4 million, 45,777 of our common shares valued at $1.4 million, of which 15,259 shares were issued immediately and 30,518 shares will be issued over a three year period, and contingent consideration valued at approximately $2.6 million. We funded the cash consideration using cash on hand at the time of acquisition. Pursuant to the purchase agreement, the purchase price is subject to customary post-closing adjustment provisions, including an earn-out payable to the Sellers to the extent the earnings before interest, taxes, depreciation and amortization (EBITDA) of Phoenix exceeds a specified threshold during the twelve full calendar months after the closing date of the acquisition.

Firebird is an interstate bulk motor carrier of crude oil, condensate, fuels, oils and other petroleum products. Firebird is headquartered in Humble, Texas, with six terminal locations throughout Texas, and operates 130 tractors and 209 trailers largely in the Eagle Ford basin. Phoenix is also headquartered in Humble, Texas, and recycles and repurposes off-specification fuels, lubricants, crude oil and other chemicals from producers in the U.S. Firebird and Phoenix have formed our new logistics and repurposing segment. We expect that this acquisition will offer us the opportunity to expand our value chain and market impact, with numerous synergies benefiting the combined companies.

The following table summarizes the aggregate preliminary consideration paid and issued for Firebird and Phoenix (in thousands):

| | |
|---|---|
| Cash | $35,350 |
| Value of AE common shares issued | 1,364 |
| Contingent consideration arrangement | 2,566 |
| Fair value of total consideration transferred | $39,280 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair market value of the common shares issued in this transaction was determined based upon the closing share price of AE common stock on August 12, 2022 of $33.75, discounted to present value using the appropriate discount rate.

We accounted for the acquisition of Firebird and Phoenix under the acquisition method in accordance with ASC 805, *Business Combinations*. The allocation of purchase consideration was based upon the estimated fair value of the tangible and identifiable intangible assets acquired and liabilities assumed in the acquisition.

The following table presents the preliminary purchase price allocation to estimated fair values of the identifiable assets acquired and liabilities assumed at the acquisition date of August 12, 2022 (in thousands):

| | |
|---|---:|
| Assets acquired: | |
| Cash and cash equivalents | $2,203 |
| Accounts receivable | 4,653 |
| Inventory | 643 |
| Other current assets | 137 |
| Property and equipment | 25,054 |
| Intangible assets | 7,607 |
| Goodwill | 6,428 |
| Other assets | 458 |
| Total assets acquired | $47,183 |
| Liabilities assumed: | |
| Accounts payable and other accrued liabilities | $(1,696) |
| Deferred tax liabilities | (6,207) |
| Total liabilities assumed | $(7,903) |
| Net assets acquired | $39,280 |

The purchase price allocation is subject to revision as acquisition-date fair value analyses are completed and if additional information about facts and circumstances that existed at the acquisition date becomes available. The purchase price consideration, as well as the estimated fair values of the assets acquired and liabilities assumed, will be finalized as soon as practicable, but no later than one year from the closing of the acquisition.

The estimated fair value of the acquired property and equipment was determined using a combination of the cost approach and the market approach, specifically determining the replacement cost value of each type of asset.

Acquired identifiable intangible assets consists of approximately $5.1 million for customer relationships, $2.2 million for trade names, and $0.3 million for noncompete agreements entered into with the Sellers in connection with the acquisition. The estimated fair value of the acquired customer relationship intangible assets was determined using an income approach, specifically a discounted cash flow analysis, and are being amortized on a modified straight-line basis over a period of ten years, with the amortization more heavily weighted in the earlier years. The income approach estimates the future benefits of the customer relationships and deducts the expenses incurred in servicing the relationships and the contributions from the other business assets to derive the future net benefits of these assets. The future net benefits are discounted back to present value using the appropriate discount rate, which results in the value of the customer relationships. The estimated fair value of the trade names was determined using the relief from royalty method, a form of the income approach, and are being amortized on a straight-line basis over a period of 15 years. The estimated fair value of the noncompete agreements was determined using an income approach, specifically a discounted cash flow analysis, and are being amortized over a period of five years.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The goodwill of approximately $6.4 million arising from this acquisition is primarily attributed to our ability to generate increased revenues, earnings and cash flow by expanding our addressable market and client base and with the assembled workforce that we acquired. None of the goodwill is expected to be deductible for tax purposes. We recorded net tax liabilities of approximately $6.2 million related to the tax effect of our estimated fair value allocations.

The discounted cash flow analysis used to estimate the fair value of the Firebird and Phoenix intangible assets relied on Level 3 fair value inputs. Level 3 fair values are based on unobservable inputs. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset at the measurement date. The valuations were based on the information that was available as of the acquisition date, and the expectations and assumptions that have been deemed reasonable by our management. There are inherent uncertainties and management judgment required in these determinations. The fair value measurements of the assets acquired and liabilities assumed were based on valuations involving significant unobservable inputs, or Level 3 in the fair value hierarchy.

This newly acquired business contributed $22.3 million of revenues and $0.2 million of net earnings to our consolidated revenues and net earnings, respectively, for the period from acquisition through December 31, 2022. We incurred approximately $0.4 million of acquisition costs in connection with this acquisition, which have been expensed in general and administrative expense as incurred.

In connection with the acquisition of Firebird and Phoenix, we entered into four operating lease agreements for office and terminal locations with Scott Bosard, one of the Sellers, for periods ranging from two to five years (see Note 10 and Note 17 for further information).

## Unaudited Pro Forma Financial Information

The unaudited pro forma condensed consolidated results of operations in the table below are provided for illustrative purposes only and summarize the combined results of our operations and those of Firebird and Phoenix. For purposes of this pro forma presentation, the acquisition of Firebird and Phoenix is assumed to have occurred on January 1, 2021. The pro forma financial information for all periods presented also includes the estimated business combination accounting effects resulting from this acquisition, notably amortization expense from the acquired intangible assets and certain other integration related impacts. This unaudited pro forma financial information should not be relied upon as being indicative of the historical results that would have been obtained if the acquisition had actually occurred on January 1, 2021, nor of the results of operations that may be obtained in the future (in thousands).

|  | Year Ended December 31 | |
|---|---|---|
|  | 2022 | 2021 |
| Revenues | $3,411,168 | $2,074,803 |
| Net earnings | 5,538 | 13,822 |
| Basic net earnings per common share | $1.36 | $3.22 |
| Diluted net earnings per common share | $1.35 | $3.19 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## Acquisition of Pipeline and Related Terminal Facility Assets

On October 22, 2020, we and our subsidiary, GulfMark Terminals, LLC ("GMT") entered into a purchase and sale agreement with EnLink Midstream Operating, L.P. for the purchase of the outstanding equity interests of Victoria Express Pipeline, LLC ("VEX") and certain related pipeline terminal facility assets for $20.0 million, plus a cash payment of $0.5 million for working capital items. Of the purchase price, $10.0 million was paid at closing, with the remainder to be paid in four quarterly installments of $2.5 million, plus interest at a rate of 4.0 percent per annum, beginning in March 2021. The equity interests in GMT, VEX and the other acquired assets were pledged to secure the payment of the installment portions of the purchase price as part of the agreement.

The VEX Pipeline System, with truck and storage terminals at both Cuero and the Port of Victoria, Texas, is a crude oil and condensate pipeline system, which connects the heart of the Eagle Ford Basin to the Gulf Coast waterborne market. The VEX Pipeline System includes 56 miles of 12-inch pipeline, which spans DeWitt County to Victoria County, Texas, with 350,000 barrels of above ground storage, two 8 bay truck offload stations, and access to two docks at the Port of Victoria. The VEX Pipeline System is able to receive crude oil by pipeline and truck, and has downstream pipeline connections to two terminals, with potential for additional downstream connection opportunities in the future. The pipeline system has a current capacity of 90,000 barrels per day.

The VEX Pipeline System and related terminal assets have been included in our pipeline and storage segment. We expect that this acquisition will further strengthen our ability to provide excellent service to the producers in the Gulf Coast region, as well as more effectively service our end-user markets along the Gulf Coast. In addition, the VEX Pipeline System complements our existing storage terminal and dock at the Port of Victoria, where we now control approximately 450,000 barrels of storage with three docks after giving effect to the acquisition.

In addition to the purchase price of $20.0 million and a cash payment of $0.5 million for working capital items, we also incurred approximately $0.6 million of acquisition costs in connection with this acquisition, which has been included in the allocation of the total purchase price of $21.0 million to the assets acquired. We accounted for this acquisition as an asset acquisition as substantially all of the fair value of the gross assets is concentrated in a group of similarly identifiable assets.

The following table summarizes the allocation of the purchase price based on the estimated fair value of the assets and liabilities acquired at the acquisition date (in thousands):

| | |
|---|---|
| Accounts receivable and other current assets | $80 |
| Linefill and base gas | 1,013 |
| Property and equipment — Pipeline and related terminal facilities | 20,542 |
| Accounts payable and other accrued liabilities | (598) |
| Total purchase price | $21,037 |

The estimated fair value of the acquired property and equipment was determined using the cost approach, specifically determining the replacement cost value of each type of asset.

In connection with the acquisition, we recorded an ARO of approximately $0.7 million related to legal and regulatory requirements to perform specified retirement activities, including purging and sealing the pipeline if it is abandoned.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## Acquisition of Transportation Assets — CTL

On May 17, 2020, we entered into a purchase and sale agreement with Comcar Industries, Inc. ("Comcar"), a bulk carrier trucking company, for the purchase of substantially all of the transportation assets of Comcar's subsidiary, CTL Transportation, LLC ("CTL"). CTL provides short-haul delivery services to customers in the chemical industry, with operations in nine locations in the southeastern United States. On June 26, 2020, we closed on the asset acquisition for approximately $9.0 million in cash. This acquisition added approximately 163 tractors and 328 trailers to our existing transportation fleet, and these assets were included in our transportation segment. This acquisition added new customers, new market areas and new product lines to our transportation segment portfolio. As a result of the acquisition, we added services to new and existing customers in six new market areas, including new terminals in Louisiana, Missouri, Ohio, Georgia and Florida.

We also incurred approximately $0.1 million of acquisition costs in connection with this acquisition, which has been included in the allocation of the total purchase price of $9.2 million to the assets acquired.

The following table summarizes the allocation of the purchase price based on the estimated fair value of the assets acquired at the acquisition date (in thousands):

| | |
|---|---:|
| Property and equipment — tractors and trailers | $5,901 |
| Materials and supplies | 87 |
| Intangible assets — customer relationships | 3,175 |
| Total purchase price | $9,163 |

The estimated fair value of the acquired property and equipment was determined using the estimated market value of each type of asset. The estimated fair value of the acquired customer relationship intangible assets was determined using an income approach, specifically a discounted cash flow analysis. The income approach estimates the future benefits of the customer relationships and deducts the expenses incurred in servicing the relationships and the contributions from the other business assets to derive the future net benefits of these assets. The future net benefits are discounted back to present value using the appropriate discount rate, which results in the value of the customer relationships.

A customer relationship intangible asset is the relationship between CTL and various customers to whom we did not have a previous relationship. The customer relationships we acquired in this transaction provide us with access to those customers to whom we did not have a previous relationship and allows us to enter product markets in which we have not previously participated. Because of the highly competitive and fragmented transportation market, we believe access to these customers will provide us with an entry into new market areas.

The discounted cash flow analysis used to estimate the fair value of the CTL customer relationships relied on Level 3 fair value inputs. Level 3 fair values are based on unobservable inputs. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset at the measurement date. With respect to the CTL customer relationships, the Level 3 inputs included the rate of retention of the current customers of CTL as of the valuation date, our transportation segment's historical customer retention rate and projected future revenues associated with the customers. The CTL customers expected to remain with us after the transaction were included in the valuation of the customer relationships. We are amortizing the customer relationship intangible assets over a period of seven years, using a modified straight-line approach. See Note 8 for further information regarding our intangible assets.

In connection with the acquisition, we entered into a finance lease agreement for an additional 40 trailers with a six year term. See Note 17 for further information regarding finance leases.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE 7. OTHER ASSETS

Components of other assets were as follows at the dates indicated (in thousands):

|  | December 31 | |
|---|---|---|
|  | 2022 | 2021 |
| Amounts associated with liability insurance program: | | |
| Insurance collateral deposits | $463 | $721 |
| Excess loss fund | - | 622 |
| Accumulated interest income | - | 489 |
| Other amounts: | | |
| State collateral deposits | 23 | 36 |
| Materials and supplies | 1,257 | 574 |
| Debt issuance costs | 1,595 | 292 |
| Other | 360 | 293 |
| Total other assets | $3,698 | $3,027 |

We have established certain deposits to support participation in our liability insurance program and remittance of state crude oil severance taxes and other state collateral deposits. Insurance collateral deposits are held by the insurance company to cover past or potential open claims based upon a percentage of the expected losses under the insurance programs. Excess amounts in our loss fund represented premium payments in excess of claims incurred to date that we may be entitled to recover through settlement or commutation as claim periods are closed. As of December 31, 2022, all previous insurance policies that were funded through a loss fund have been fully commuted and any excess loss fund has been refunded. Interest income was earned on the majority of amounts held by the insurance companies and was paid to us upon commutation of policy years.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE 8. INTANGIBLE ASSETS & GOODWILL

### Intangible Assets

The following table summarizes our intangible assets at the dates indicated (in thousands):

| | December 31, 2022 | | | December 31, 2021 | | |
|---|---|---|---|---|---|---|
| | Gross Value | Accumulated Amortization | Net | Gross Value | Accumulated Amortization | Net |
| Customer Relationships: | | | | | | |
| EH Transport [1] | $1,703 | $(1,010) | $693 | $1,703 | $(765) | $938 |
| CTL [2] | 3,173 | (1,286) | 1,887 | 3,173 | (794) | 2,379 |
| Phoenix [3] | 5,072 | (360) | 4,712 | - | - | - |
| Total customer relationships | 9,948 | (2,656) | 7,292 | $4,876 | $(1,559) | $3,317 |
| Trade names [3] | 2,218 | (57) | 2,161 | - | - | - |
| Noncompete agreements [3] | 317 | (25) | 292 | - | - | - |
| Intangible assets, net | $12,483 | $2,738 | $9,745 | $4,876 | $(1,559) | $3,317 |

(1) Amount relates to the acquisition of transportation assets from EH Transport, Inc. in 2019, and are included in our transportation segment.  These assets are being amortized using a modified straight-line approach and have a remaining useful life of approximately 3.5 years.

(2) Amounts relates to the acquisition of transportation assets from Comcar in 2020, and are included in our transportation segment.  These assets are being amortized using a modified straight-line approach and have a remaining useful life of approximately 4.5 years.

(3) Amounts relate to the acquisition of Firebird and Phoenix in 2022, and are included in our logistics and repurposing segment.  Customer relationships, trade names and noncompete agreements have remaining useful lives of approximately 9.5 years, 14.5 years and 4.5 years, respectively.  See Note 6 for further information.

During the years ended December 31, 2022, 2021 and 2020, we recorded $1.2 million, $0.8 million and $0.6 million, respectively, of amortization expense related to these intangible assets.

The following table presents our forecast of amortization expense associated with these intangible assets for the years indicated (in thousands):

| | 2023 | 2024 | 2025 | 2026 | 2027 |
|---|---|---|---|---|---|
| Amortization Expense | $1,792 | $1,658 | $1,555 | $1,306 | $908 |

*Customer Relationship Intangible Assets.*  Customer relationship intangible assets represent the estimated economic value assigned to commercial relationships acquired in connection with business and asset acquisitions.  The estimated fair value of each customer relationship intangible asset was determined at the time of acquisition using a discounted cash flow analysis, which incorporated various assumptions regarding the acquired business or assets.  The assumptions may include Level 3 fair value inputs, including the rate of retention of the customers of the acquisition, the rate of retention of our existing business and projected future revenues associated with the customers.  The customer relationship intangible assets are being amortized in a manner that closely resembles the pattern in which we expect to benefit from the relationships.

*Trade Names and Noncompete Agreements Intangible Assets.*  Trade names intangible assets represent the estimated economic value of the commercial trade names acquired in connection with the Firebird and Phoenix acquisition in August 2022.  The trade names intangible assets are being amortized on a straight-line basis over the period in which we expect to benefit from the use of the trade names.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Noncompete agreements intangible assets represent the estimated economic value of the three noncompete agreements that we entered into with the former owners of Firebird and Phoenix.  The noncompete agreements intangible assets are being amortized on a straight-line basis over the term of the agreements.

## Goodwill

Goodwill represents the cost of an acquired business in excess of the fair value of the net assets at acquisition.  Our goodwill balance was $6.4 million at December 31, 2022 and relates to the Firebird and Phoenix acquisition included in our logistics and repurposing segment.

## NOTE 9. SEGMENT REPORTING

We operate and report in four business segments: (i) crude oil marketing, transportation and storage; (ii) tank truck transportation of liquid chemicals, pressurized gases, asphalt and dry bulk; (iii) pipeline transportation, terminalling and storage of crude oil; and (iv) beginning in the third quarter of 2022, interstate bulk transportation logistics of crude oil, condensate, fuels, oils and other petroleum products and recycling and repurposing of off-specification fuels, lubricants, crude oil and other chemicals, which includes the businesses we acquired in August 2022  (see Note 6 for further information regarding our acquisition).  Our business segments are generally organized and managed according to the types of services rendered.  See Note 3 for a summary of the types of products and services from which each segment derives its revenues.

Our Chief Operating Decision Maker ("CODM") (our Chief Executive Officer) evaluates segment performance based on measures including segment operating earnings (losses) and capital spending (property and equipment additions).  Segment operating earnings (losses) is calculated as segment revenues less segment operating costs and depreciation and amortization expense.

Financial information by reporting segment was as follows for the periods indicated (in thousands):

| | Reporting Segments | | | | | |
|---|---|---|---|---|---|---|
| | Crude Oil Marketing | Transportation | Pipeline & Storage | Logistics & Repurposing[1] | Other | Total |
| **Year Ended December 31, 2022** | | | | | | |
| Segment Revenues [2] | $3,232,193 | $112,653 | $3,804 | $24,654 | - | $3,373,304 |
| Less: Intersegment revenues [2] | - | (277) | (3,804) | (2,306) | - | (6,387) |
| Revenues | $3,232,193 | $112,376 | - | $22,348 | - | $3,366,917 |
| Segment operating earnings (losses) [3] | 15,874 | 10,891 | (3,579) | 303 | - | 23,489 |
| Depreciation and amortization | 7,724 | 11,512 | 1,077 | 2,394 | - | 22,707 |
| Property and equipment additions [4][5] | 4,534 | 1,608 | 1,050 | 282 | 17 | 7,491 |
| **Year Ended December 31, 2021** | | | | | | |
| Segment Revenues [2] | $1,930,042 | $94,824 | $4,524 | - | - | $2,029,390 |
| Less: Intersegment revenues [2] | - | (326) | (3,860) | - | - | (4,186) |
| Revenues | $1,930,042 | $94,498 | $664 | - | - | $2,025,204 |
| Segment operating earnings (losses) [3] | 25,243 | 7,104 | (2,487) | - | - | 29,860 |
| Depreciation and amortization | 6,673 | 12,099 | 1,025 | - | - | 19,797 |
| Property and equipment additions [4][5] | 3,245 | 7,960 | 1,169 | - | 8 | 12,382 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

| | Reporting Segments | | | | | |
|---|---|---|---|---|---|---|
| | Crude Oil Marketing | Transportation | Pipeline & Storage | Logistics & Repurposing[1] | Other | Total |
| **Year Ended December 31, 2020** | | | | | | |
| Segment Revenues [2] | $950,426 | $71,724 | $272 | - | - | $1,022,422 |
| Less: Intersegment revenues [2] | - | - | - | - | - | - |
| Revenues | $950,426 | $71,724 | $272 | - | - | $1,022,422 |
| Segment operating earnings (losses) [3] | 2,974 | 1,873 | (310) | - | - | 4,537 |
| Depreciation and amortization | 7,421 | 10,963 | 189 | - | - | 18,573 |
| Property and equipment additions [4][5] | 3,130 | 1,355 | - | - | 523 | 5,008 |

(1) On August 12, 2022, we acquired a transportation logistics and recycling and repurposing business, resulting in a new operating segment. See Note 6 for further information.

(2) Segment revenues include intersegment amounts that are eliminated in operating costs and expenses in our consolidated statements of operations. Intersegment activities are conducted at posted tariff rates where applicable, or otherwise at rates similar to those charged to third parties or rates that we believe approximate market at the time the agreement is executed.

(3) Our crude oil marketing segment's operating earnings included net inventory valuation losses of $2.0 million, net inventory liquidation gains of $10.3 million, and net inventory valuation losses of $15.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.

(4) Our segment property and equipment additions do not include assets acquired under finance leases during the years ended December 31, 2022, 2021 and 2020. See Note 17 for further information.

(5) Amounts included in property and equipment additions for Other are additions for leasehold improvements and computer equipment at our corporate headquarters, which were not attributed or allocated to any of our reporting segments.

Segment operating earnings reflect revenues net of operating costs and depreciation and amortization expense and are reconciled to earnings (losses) before income taxes, as follows for the periods indicated (in thousands):

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| Segment operating earnings | $23,489 | $29,860 | $4,537 |
| General and administrative | (17,718) | (13,701) | (10,284) |
| Operating earnings (losses) | 5,771 | 16,159 | (5,747) |
| Interest income | 921 | 243 | 656 |
| Interest Expense | (1,287) | (746) | (444) |
| Earnings (losses) before income taxes | $5,405 | $15,656 | $(5,535) |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Identifiable assets by industry segment were as follows at the dates indicated (in thousands):

| | December 31 | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| Reporting Segment: | | | |
| Marketing | $215,813 | $162,770 | $128,441 |
| Transportation | 60,405 | 67,167 | 72,247 |
| Pipeline & Storage | 25,815 | 25,569 | 24,541 |
| Logistics & Repurposing[1] | 45,307 | - | - |
| Cash and other[2] | 36,819 | 119,197 | 70,958 |
| Total assets | $384,159 | $374,703 | $296,187 |

(1) On August 12, 2022, we acquired a transportation logistics and recycling and repurposing business, resulting in a new operating segment.  See Note 6 for further information.

(2) Other identifiable assets are primarily corporate cash, corporate accounts receivable, properties and operating lease right-of-use assets not identified with any specific segment of our business.

All of our property and equipment is located in the U.S.  Substantially all of our consolidated revenues are earned in the U.S. and derived from a wide customer base.  Accounting policies for transactions between business segments are consistent with applicable accounting policies as disclosed herein.

## NOTE 10. TRANSACTIONS WITH AFFILIATES

We enter into certain transactions in the normal course of business with affiliated entities.  Activities with affiliates were as follows for the periods indicated (in thousands):

| | Year Ended December 31 | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| KSA and Affiliate billings to us | $7 | $13 | $18 |
| Billings to KSA and affiliates | 21 | 14 | 5 |
| Rentals paid to affiliate of KSA | 549 | 605 | 644 |
| Payments to KSA and affiliates for purchase of vehicles [1] | 78 | 469 | - |
| Rentals paid to Scott Bosard [2] | 170 | - | - |

(1) Amounts paid to West Point Buick GMC are for the purchase of two and twelve pickup trucks during the years ended December 31, 2022 and 2021, respectively, and are net of trade-in values.

(2) Amounts for rentals paid to Scott Bosard are from the period from August 12, 2022 through December 31, 2022, the period in which Scott Bosard is a related party.

Affiliated transactions include direct cost reimbursement for shared phone and administrative services from KSA Industries, Inc. ("KSA"), an affiliated entity.  We lease our corporate office space in a building operated by 17 South Briar Hollow Lane, LLC, an affiliate of KSA.  In addition, we purchase pickup trucks from West Point Buick GMC, an affiliate of KSA.

On October 31, 2022, we entered into a Stock Repurchase Agreement (the "Repurchase Agreement") with KSA and certain members of the family of the late Kenneth Stanley Adams, Jr., our founder (collectively, the "KSA Sellers").  Prior to the transaction, KSA was our largest shareholder.  Under the terms of the Repurchase Agreement, we purchased an aggregate of 1,942,433 shares of our common stock from the KSA Sellers for an aggregate purchase price of $69.9 million, at a price of $36.00 per share. The purchase price was funded with the proceeds of the $25.0 million term loan under our new credit agreement with Cadence Bank (see Note 12 for further information), with the balance funded with cash on hand at the time of the transaction.

In connection with the acquisition of Firebird and Phoenix (see Note 6 for further information), we entered into four operating lease agreements for office and terminal locations with Scott Bosard, one of the Sellers, for periods ranging from two to five years.

## NOTE 11. OTHER CURRENT LIABILITIES

The components of other current liabilities were as follows at the dates indicated (in thousands):

|  | December 31 | |
| --- | --- | --- |
|  | 2022 | 2021 |
| Accrual for payroll, benefits and bonuses | $6,435 | $5,210 |
| Accrued automobile and workers' compensation claims | 5,579 | 4,127 |
| Contingent consideration for acquisition (see Note 6) | 2,566 | - |
| Accrued medical claims | 1,007 | 1,100 |
| Accrued taxes | 2,208 | 534 |
| Other | 1,419 | 651 |
| Total other current liabilities | $19,214 | $11,622 |

## NOTE 12. LONG-TERM DEBT

### Wells Fargo Credit Agreement

On May 4, 2021, we entered into a credit agreement ("Wells Fargo Credit Agreement") with Wells Fargo Bank, National Association, as Agent and Issuing Lender, under which we could borrow or issue letters of credit in an aggregate of up to $40.0 million under a revolving credit facility (the "Wells Fargo Revolving Credit Facility"), which was to mature on May 4, 2024. On August 11, 2022, we entered into an amendment to our Wells Fargo Credit Agreement, which increased our borrowing capacity up to $60.0 million and extended the maturity of the facility to August 11, 2025.

The Wells Fargo Credit Agreement amendment also provided for the replacement of LIBOR with the Secured Overnight Financing Rate, as administered by the Federal Reserve Bank of New York ("SOFR"). Borrowings under the Wells Fargo Revolving Credit Facility bore interest, at our election, at (i) the Base Rate plus Applicable Margin; or (ii) the Adjusted Term SOFR plus Applicable Margin. Base Rate was the highest of (a) the Prime Rate, (b) the Federal Funds Rate, plus 0.50 percent and (c) Adjusted TERM SOFR for an interest period of one month plus 1.00 percent. The Applicable Margin to be added to a Base Rate borrowing was 0.75 percent. The Applicable Margin to be added to an Adjusted Term SOFR borrowing was 1.75 percent. A commitment fee of 0.25 percent per annum accrued on the daily average unused amount of the commitments under the Wells Fargo Revolving Credit Facility.

On October 27, 2022, we terminated the Wells Fargo Credit Agreement, and we wrote off $0.4 million of unamortized debt issuance costs to interest expense. No further amounts are outstanding under this credit agreement.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## Cadence Bank Credit Agreement

On October 27, 2022, we entered into a new Credit Agreement (the "Credit Agreement") with Cadence Bank, as administrative agent, swingline lender and issuing lender, and the other lenders party thereto (collectively, the "Lenders"). The Credit Agreement provides for (a) a revolving credit facility that allows for borrowings up to $60.0 million in aggregate principal amount from time to time (the "Revolving Credit Facility") and (b) a Term Loan in aggregate principal amount of $25.0 million (the "Term Loan").

For each borrowing under the Revolving Credit Facility, we may elect whether such loans bear interest at (i) the Base Rate plus Applicable Margin for Base Rate Loans; or (ii) Term SOFR plus the Applicable Margin for SOFR Loans. The Base Rate is the highest of (a) the Prime Rate, (b) the Federal Funds Rate plus 0.5 percent and (c) Adjusted Term SOFR for a one month tenor in effect on the date of determination plus 1.0 percent. The Applicable Margin to be added to a Base Rate borrowing under either (a), (b) or (c) in the preceding sentence is an amount determined quarterly between 1.0 percent and 2.0 percent depending on our consolidated total leverage ratio. The Applicable Margin to be added to a Term SOFR borrowing under the Revolving Credit Facility is an amount determined quarterly between 2.0 percent and 3.0 percent depending on our consolidated total leverage ratio. A commitment fee of 0.25 percent per annum accrues on the daily average unused amount of the commitments of the Lenders under the Revolving Credit Facility. We may obtain letters of credit under the Revolving Credit Facility up to a maximum amount of $30.0 million. The amount of our outstanding letters of credit reduces availability under the Revolving Credit Facility. The Revolving Credit Facility matures on October 27, 2027 unless earlier terminated.

The Term Loan amortizes on a ten year schedule with quarterly payments beginning December 31, 2022, and matures on October 27, 2027 unless earlier accelerated. The Term Loan may be prepaid in whole or in part without premium or penalty, and must be prepaid with proceeds of any future debt issuance, the proceeds of any equity issuance to the extent proceeds exceed $2.0 million in any quarter with limited exceptions, and the proceeds of certain asset dispositions. The Term Loan bears interest at the SOFR Rate plus the Applicable Margin for SOFR Rate Loans as described above. In connection with the KSA stock repurchase (see Note 10), we borrowed $25.0 million under the Term Loan. At December 31, 2022, the weighted average interest rate for the amount outstanding under the Term Loan was 6.29 percent.

Pursuant to the terms of the Credit Agreement, we are required to maintain compliance with the following financial covenants on a pro forma basis, after giving effect to any borrowings (in each case commencing with the fiscal quarter ending December 31, 2022): (i) the Consolidated Total Leverage Ratio shall not be greater than 2.50 to 1.00; (ii) the Asset Coverage Ratio shall not be less than 2.00 to 1.00; and (iii) the Consolidated Fixed Charge Coverage Ratio shall not be less than 1.25 to 1.00. Each of such ratios is calculated as outlined in the Credit Agreement and subject to certain exclusions and qualifications described therein.

The Credit Agreement contains certain customary representations and warranties and affirmative and negative covenants. The affirmative covenants require us to provide the Lenders with certain financial statements, business plans, compliance certificates and other documents and reports and to comply with certain laws. The negative covenants restrict our ability to incur additional indebtedness, create additional liens on our assets, make certain investments, dispose of our assets or engage in a merger or other similar transaction or engage in transactions with affiliates, subject, in each case, to the various exceptions and conditions described in the Credit Agreement. The negative covenants further restrict our ability to make certain restricted payments.

Our obligations under the Credit Agreement are secured by a pledge of substantially all of our personal property and substantially all of the personal property of certain other our direct and indirect subsidiaries.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2022, we had $24.4 million outstanding under the Term Loan, no amounts outstanding under the Revolving Credit Facility, and $8.4 million letters of credit outstanding. The following table presents the scheduled maturities of principal amounts of our debt obligations at December 31, 2022 for the next five years, and in total thereafter (in thousands):

| | |
|---|---:|
| 2023 | $2,500 |
| 2024 | 2,500 |
| 2025 | 2,500 |
| 2026 | 2,500 |
| 2027 | 14,375 |
| Thereafter | - |
| Total debt maturities | $24,375 |

At December 31, 2022, we were in compliance with all covenants under the Credit Agreement. We incurred $1.6 million of debt issuance costs in connection with our entry into the Credit Agreement, which are included in other assets in our consolidated balance sheet and are being amortized to interest expense over the term of the Credit Agreement.

## NOTE 13. DERIVATIVE INSTRUMENTS AND FAIR VALUE MEASUREMENTS

### Derivative Instruments

At December 31, 2022, we had in place three commodity purchase and sale contracts, entered into in 2022 for a total of 300,000 barrels of crude oil to be purchased and sold in January 2023, and a commodity purchase contract, also entered into in 2022, for the purchase of 126,000 gallons of diesel fuel per month during January 2023 through December 2023.

At December 31, 2021, we had in place four commodity purchase and sale contracts, of which two had a fair value associated with them as the contractual prices of crude oil were outside the range of prices specified in the agreements. These commodity purchase and sale contracts encompassed approximately 324 barrels per day of crude oil during January 2022 through December 2022.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated fair value of forward month commodity contracts (derivatives) reflected in the accompanying consolidated balance sheets were as follows at the dates indicated (in thousands):

| | Balance Sheet Location and Amount | | | |
| --- | --- | --- | --- | --- |
| | Current Assets | Other Assets | Current Liabilities | Other Liabilities |
| **December 31, 2022** | | | | |
| Asset derivatives: | | | | |
| Fair value forward hydrocarbon commodity | | | | |
| contracts at gross valuation | $ - | $ - | $ - | $ - |
| Liability derivatives: | | | | |
| Fair value forward hydrocarbon commodity | | | | |
| contracts at gross valuation | - | - | 330 | - |
| Less counterparty offsets | - | - | - | - |
| As reported fair value contracts | $ - | $ - | $330 | $ - |
| **December 31, 2021** | | | | |
| Asset derivatives: | | | | |
| Fair value forward hydrocarbon commodity | | | | |
| contracts at gross valuation | $347 | $ - | $ - | $ - |
| Liability derivatives: | | | | |
| Fair value forward hydrocarbon commodity | | | | |
| contracts at gross valuation | - | - | 324 | - |
| Less counterparty offsets | - | - | - | - |
| As reported fair value contracts | $347 | $ - | $324 | - |

We only enter into commodity contracts with creditworthy counterparties and evaluate our exposure to significant counterparties on an ongoing basis. At December 31, 2022 and 2021, we were not holding nor have we posted any collateral to support our forward month fair value derivative activity. We are not subject to any credit-risk related trigger events. We have no other financial investment arrangements that would serve to offset our derivative contracts.

Forward month commodity contracts (derivatives) reflected in the accompanying consolidated statements of operations were as follows for the periods indicated (in thousands):

| | Gains (Losses) | | |
| --- | --- | --- | --- |
| | Year Ended December 31 | | |
| | 2022 | 2021 | 2020 |
| Revenues - marketing | $(23) | $14 | $9 |
| Costs and expenses – marketing | 330 | - | - |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## Fair Value Measurements

The following table reflects, by level with the Level 1, 2 and 3 fair value hierarchy, the carrying values of our financial assets and liabilities at the dates indicated (in thousands):

| | Fair Value Measurements Using | | | | |
| | Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unpbservable Inputs (Level 3) | Counterparty Offsets | Total |
|---|---|---|---|---|---|
| **December 31, 2022** | | | | | |
| Derivatives | | | | | |
| Current assets | $ - | $ - | $ - | $ - | $ - |
| Current liabilities | - | (330) | - | - | (330) |
| Net value | $ - | $(330) | $ - | $ - | $(330) |
| | | | | | |
| **December 31, 2021** | | | | | |
| Derivatives | | | | | |
| Current assets | $ - | $347 | $ - | $ - | $347 |
| Current liabilities | - | (324) | - | - | (324) |
| Net value | $ - | $23 | $ - | $ - | $23 |

These assets and liabilities are measured on a recurring basis and are classified based on the lowest level of input used to estimate their fair value.  Our assessment of the relative significance of these inputs requires judgments.

When determining fair value measurements, we make credit valuation adjustments to reflect both our own nonperformance risk and our counterparty's nonperformance risk.  When adjusting the fair value of derivative contracts for the effect of nonperformance risk, we consider the impact of netting and any applicable credit enhancements. Credit valuation adjustments utilize Level 3 inputs, such as credit scores to evaluate the likelihood of default by us or our counterparties.  At December 31, 2022 and 2021, credit valuation adjustments were not significant to the overall valuation of our fair value contracts.  As a result, applicable fair value assets and liabilities are included in their entirety in the fair value hierarchy.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE 14. INCOME TAXES

The components of our income tax (provision) benefit were as follows for the periods indicated (in thousands):

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| Current: | | | |
| Federal | $(3,766) | $(4,811) | $13,246 |
| State | (288) | (358) | (327) |
| Total Current | (4,054) | (5,169) | 12,919 |
| Deferred | | | |
| Federal | 2,386 | 1,347 | (6,631) |
| State | (250) | 54 | 242 |
| Total Deferred | 2,136 | 1,401 | (6,389) |
| Total (provision for) benefit from income taxes | $(1,918) | $(3,768) | $6,530 |

A reconciliation of the (provision for) benefit from income taxes with amounts determined by applying the statutory U.S. federal income tax rate to income before income taxes was as follows for the periods indicated (in thousands):

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| Pre-tax net book income (loss) | $5,405 | $15,656 | $(5,535) |
| | | | |
| Statutatory federal income tax (provision) benefit | $(1,135) | $(3,288) | $1,162 |
| State income tax provision | (478) | (224) | (16) |
| Permanent differences | (296) | (94) | (18) |
| 2018/2019 carryback | - | - | 2,664 |
| 2020 carryback | - | - | 2,642 |
| Return to provision adjustments | 8 | (88) | 13 |
| Other | (17) | (74) | 83 |
| Total (provision for) benefit from income taxes | $(1,918) | $(3,768) | $6,530 |
| Effective income tax rate (1)(2) | 35% | 24% | 118% |

(1) Our effective tax rate for the year ended December 31, 2022 is higher than our statutory tax rate primarily due to non-deductible expenses, the mix of earnings in states with higher tax rates and less earnings before income taxes as compared to prior years.

(2) Excluding the adjustment related to the carryback of the 2018, 2019 and 2020 net operating losses, the effective income tax rate for the year ended December 31, 2020 was 22 percent.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes reflect the net difference between the financial statement carrying amounts and the underlying income tax basis in these items.  The components of the federal deferred tax asset (liability) were as follows at the dates indicated (in thousands):

| | December 31 | |
| --- | --- | --- |
| | **2022** | **2021** |
| Long-term deferred tax asset (liability): | | |
| Prepaid and other insurance | $(707) | $(832) |
| Property | (15,208) | (9,677) |
| ROU assets | 1,701 | 1,388 |
| ROU liabilities | (1,701) | (1,389) |
| Amortization | (869) | (1,773) |
| Investment in unconsolidated affiliate | 537 | 525 |
| Valuation allowance related to investment in unconsolidated affiliate | (537) | (525) |
| Net operating loss | 239 | 621 |
| Other | 1,168 | 355 |
| Net long-term deferred tax liability | (15,377) | (11,307) |
| Net deferred tax liability | $(15,377) | $(11,307) |

Financial statement recognition and measurement of positions taken, or expected to be taken, by an entity in its income tax returns must consider the uncertainty and judgment involved in the determination and filing of income taxes.  Tax positions taken in an income tax return that are recognized in the financial statements must satisfy a more-likely-than-not recognition threshold, assuming that the tax position will be examined by taxing authorities with full knowledge of all relevant information. We have no significant unrecognized tax benefits.  Interest and penalties associated with income tax liabilities are classified as income tax expense.

The earliest tax years remaining open for audit for federal and major states of operations are as follows:

| | Earliest Open Tax Year |
| --- | --- |
| Federal | 2016 |
| Texas | 2018 |
| Louisiana | 2019 |
| Michigan | 2018 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE 15. STOCK-BASED COMPENSATION PLAN

In May 2018, our shareholders approved the 2018 LTIP, a long-term incentive plan under which any employee or non-employee director who provides services to us is eligible to participate in the plan. The 2018 LTIP, which is overseen by the Compensation Committee of our Board of Directors, provides for the grant of various types of equity awards, of which restricted stock unit awards and performance-based compensation awards have been granted. We began awarding stock-based compensation to eligible employees and directors in June 2018. In May 2022, our shareholders approved an amendment and restatement of the 2018 LTIP, in which the maximum number of shares authorized for issuance under the 2018 LTIP was increased by 150,000 shares to a total of 300,000 shares, and the term of the 2018 LTIP was extended through February 23, 2032. After giving effect to awards granted and forfeitures made under the 2018 LTIP, and the achievement of performance factors through December 31, 2022, a total of 170,048 shares were available for issuance.

Compensation expense recognized in connection with equity-based awards was as follows for the periods indicated (in thousands):

| | Year Ended December 31 | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| Compensation expense | $1,022 | $854 | $643 |

On August 12, 2022, we granted equity inducement awards to each of Trey Bosard and Tyler Bosard in connection with the acquisition of Firebird and Phoenix (see Note 6 for further information), pursuant to their respective employment agreements. As an inducement material to each of their accepting employment with Phoenix following the acquisition, the Board of Directors approved a grant of $0.5 million of restricted stock units to each of Trey Bosard and Tyler Bosard. The inducement awards were granted outside the terms of the 2018 LTIP. The inducement awards vest in three separate tranches on each of the first three anniversaries of the grant date.

If dividends are paid with respect to our common shares during the vesting period, an equivalent amount will accrue and be held by us without interest until the restricted stock unit awards and performance share unit awards vest, at which time the amount will be paid to the recipient. If the award is forfeited prior to vesting, the accrued dividends will also be forfeited. At December 31, 2022 and 2021, we had $140,300 and $82,500, respectively, of accrued dividend amounts for awards granted under the 2018 LTIP.

### Restricted Stock Unit Awards

A restricted stock unit award is a grant of a right to receive our common shares in the future at no cost to the recipient apart from fulfilling service and other conditions once a defined vesting period expires, subject to customary forfeiture provisions. A restricted stock unit award will either be settled by the delivery of common shares or by the payment of cash based upon the fair market value of a specified number of shares, at the discretion of the Compensation Committee, subject to the terms of the applicable award agreement. The Compensation Committee intends for these awards to vest with the settlement of common shares. Restricted stock unit awards generally vest at a rate of approximately 33 percent per year beginning one year after the grant date and are non-vested until the required service periods expire.

The fair value of a restricted stock unit award is based on the market price per share of our common shares on the date of grant. Compensation expense is recognized based on the grant date fair value over the requisite service or vesting period.

The following table presents restricted stock unit award activity for the periods indicated:

| | Number of Shares | Weighted-Average Grant Date Fair Value per Share [1] |
|---|---|---|
| Restricted stock unit awards at January 1, 2020 | 18,782 | $37.05 |
| Granted under 2018 LTIP [2] | 20,346 | $24.85 |
| Vested | (9,578) | $36.36 |
| Forfeited | (2,060) | $30.07 |
| Restricted stock unit awards at December 31, 2020 | 27,490 | $28.64 |
| Granted under 2018 LTIP [3] | 26,369 | $29.70 |
| Vested | (14,244) | $30.20 |
| Forfeited | (1,350) | $28.92 |
| Restricted stock unit awards at December 31, 2021 | 38,265 | $28.78 |
| Granted under 2018 LTIP [4] | 26,796 | $31.83 |
| Granted as inducement awards [5] | 30,518 | $33.75 |
| Vested | (21,814) | $29.22 |
| Forfeited | (3,521) | $30.33 |
| Restricted stock unit awards at December 31, 2022 | 70,244 | $31.89 |

(1) Determined by dividing the aggregate grant date fair value of awards by the number of awards issued.

(2) The aggregate grant date fair value of restricted stock unit awards issued during 2020 was $0.5 million based on a grant date market price of our common shares ranging from $24.77 to $26.23 per share.

(3) The aggregate grant date fair value of restricted stock unit awards issued during 2021 was $0.8 million based on grant date market prices of our common shares ranging from $29.70 to $30.00 per share.

(4) The aggregate grant date fair value of restricted stock unit awards issued during 2022 was $0.9 million based on grant date market prices of our common shares ranging from $31.80 to $37.42 per share.

(5) These awards were granted in connection with the acquisition of Firebird and Phoenix (see Note 6 for further information). The aggregate grant date fair value of these restricted stock unit awards issued on August 12, 2022 was $1.0 million based on a grant date market price of our common shares of $33.75 per share.

Unrecognized compensation cost associated with restricted stock unit awards was approximately $0.4 million at December 31, 2022. Due to the graded vesting provisions of these awards, we expect to recognize the remaining compensation cost for these awards over a weighted-average period of 1.4 years.

## Performance Share Unit Awards

An award granted as performance-based compensation is awarded to a participant contingent upon attainment of our future performance goals during a performance cycle. Performance goals are pre-established by the Compensation Committee. Following the end of the performance period, the holder of a performance-based compensation award is entitled to receive payment of an amount not exceeding the number of shares of common stock subject to, or the maximum value of, the performance-based compensation award, based on the achievement of the performance measures for the performance period. The performance share unit awards generally vest in full approximately three years after grant date, and are non-vested until the required service period expires.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of a performance share unit award is based on the market price per share of our common shares on the date of grant.  Compensation expense is recognized based on the grant date fair value over the requisite service or vesting period. Compensation expense is generally adjusted for the performance goals on a quarterly basis.

The following table presents performance share unit award activity for the periods indicated:

| | Number of Shares | Weighted-Average Grant Date Fair Value per Share [1] |
|---|---|---|
| Performance share unit awards at January 1, 2020 | 2,787 | $43.00 |
| Granted under 2018 LTIP [2] | 10,781 | $24.92 |
| Performance factor increase [3] | 3,981 | $24.92 |
| Vested | (713) | $28.55 |
| Forfeited | (595) | $30.22 |
| Performance share unit awards at December 31, 2020 | 16,241 | $27.67 |
| Granted under 2018 LTIP [4] | 12,205 | $29.70 |
| Performance factor decrease [3] | (4,493) | $29.70 |
| Vested | (2,461) | $43.00 |
| Forfeited | - | - |
| Performance share unit awards at December 31, 2021 | 21,492 | $26.64 |
| Granted under 2018 LTIP [5] | 13,458 | $31.80 |
| Performance factor increase [3] | 159 | $31.80 |
| Vested | (3,125) | $28.22 |
| Forfeited | (1,297) | $30.87 |
| Performance share unit awards at December 31, 2022 | 30,687 | $28.59 |

(1)  Determined by dividing the aggregate grant date fair value of awards by the number of awards issued.

(2)  The aggregate grant date fair value of performance share unit awards issued during 2020 was $0.3 million based on a grant date market price of our common shares ranging from $24.77 to $26.23 per share and assuming a performance factor of 100 percent.

(3)  The performance factor for awards granted in 2020 increased to 138.5 percent based on a comparison of actual results for 2020 to performance goals. The performance factor for awards granted in 2021 decreased to 63.1 percent based upon a comparison of actual results for 2021 to performance goals. The performance factor for awards granted in 2022 increased to 101.4 percent based upon a comparison of actual results for 2022 to performance goals.

(4)  The aggregate grant date fair value of performance share unit awards issued during 2021 was $0.4 million based on a grant date market price of our common shares of $29.70 per share and assuming a performance factor of 100 percent.

(5)  The aggregate grant date fair value of performance share unit awards issued during 2022 was $0.4 million based on a grant date market price of our common shares of $31.80 per share and assuming a performance factor of 100 percent.

Unrecognized compensation cost associated with performance share unit awards was approximately $0.4 million at December 31, 2022.  We expect to recognize the remaining compensation cost for these awards over a weighted-average period of 1.9 years.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE 16. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flows and non-cash transactions were as follows for the periods indicated (in thousands):

|  | Year Ended December 31 | | |
|---|---|---|---|
|  | **2022** | **2021** | **2020** |
| Cash paid for interest | $425 | $746 | $444 |
| Cash paid for federal and state income taxes | 3,020 | 2,251 | 418 |
| Cash refund for NOL carryback under CARES Act | 6,907 | 3,712 | 2,703 |
| Non-cash transactions: | | | |
| Change in accounts payable related to property and equipment additions | (52) | - | (1,237) |
| Property and equipment acquired under finance leases | 7,873 | 2,083 | 11,412 |
| Issuance of common shares in asset acquisition (see Note 6) | 425 | - | - |

See Note 17 for information related to non-cash transactions related to leases.

## NOTE 17. LEASES

We account for leases under ASC 842, *Leases*, which requires lessees to recognize a ROU asset and a corresponding lease liability for leases with terms longer than twelve months. We determine if an arrangement is a lease at inception. Operating leases are included in operating lease ROU assets, current liabilities and long-term operating lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, current liabilities and long-term finance lease liabilities in the consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. For determining the present value of lease payments, we use the discount rate implicit in the lease when readily determinable. As most of our leases do not provide an implicit rate, we use an incremental borrowing rate in determining the present value of lease payments that approximates the rate of interest we would have to pay to borrow on a collateralized basis over a similar term. At adoption, the ROU asset also includes any lease payment made and excludes lease incentives and initial direct costs. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

We are a lessee in noncancellable (i) operating leases for office space, equipment and lease and terminal access contracts for tank storage and dock access for our crude oil marketing business, and (ii) finance leases for tractors, trailers, a tank storage and throughput arrangement in our crude oil marketing business and office equipment. Leases with an initial term of twelve months or less are not recorded on the balance sheet. Our lease agreements have remaining lease terms ranging from one year to approximately eight years. Fourteen of our finance lease agreements for tractors and trailers contain residual value guarantee provisions, which would become due at the expiration of the finance lease if the fair value of the lease vehicles is less than the guaranteed residual value. At December 31, 2022, we have recorded a liability of $3.4 million for the estimated end of term loss related to these residual value guarantees as we expect that we will pay the full amount of the guarantees at the end of the leases.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our lease agreements do not contain any leases with material variable lease payments (i.e., payments that depend on a percentage of sales of a lessee or payments that increase based upon an index such as CPI), residual value guarantees probable of being paid other than those noted above or material restrictive covenants. Lease agreements with lease and non-lease components are generally accounted for separately when practical. For leases where the lease and non-lease component are comingled and the non-lease component is determined to be insignificant when compared to the lease component, the lease and the non-lease components are treated as a single lease component for all asset classes.

Some leases include one or more options to renew, with renewal terms that can extend the lease term for generally one year with exercise of lease renewal options being at our sole discretion as lessee.

The following table provides the components of lease expense for the periods indicated (in thousands):

| | Year Ended December 31 | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Finance lease cost: | | | |
| Amortization of ROU assets | $5,200 | $4,744 | $2,547 |
| Interest on lease liabilities | 364 | 413 | 300 |
| Operating lease cost | 3,019 | 2,560 | 2,718 |
| Short-term lease cost | 14,573 | 13,880 | 11,020 |
| Variable lease cost | 20 | 7 | - |
| Total lease expense | $23,176 | $21,604 | $16,585 |

The following table provides supplemental cash flow and other information related to leases for the periods indicated (in thousands):

| | Year Ended December 31 | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Cash paid for amounts included in measurement of lease liabilities: | | | |
| Operating cash flows from operating leases [1] | $2,929 | $2,560 | $2,717 |
| Operating cash flows from finance leases [1] | 356 | 326 | 291 |
| Financing cash flows from finance leases | 4,741 | 4,367 | 2,336 |
| ROU assets obtained in exchange for new lease liabilities: | | | |
| Finance leases [2] | 7,873 | 2,083 | 11,412 |
| Operating leases [3] | 3,269 | 1,385 | 819 |

(1)  Amounts are included in Other operating activities on the consolidated cash flow statements.

(2)  2020 amount consists of finance lease agreements for 58 tractors with five year terms, 40 trailers with a six year term that we entered into in connection with the CTL acquisition (see Note 6 for further information) and other office equipment.

(3)  2022 amount includes four operating lease agreements for office and terminal locations with Scott Bosard, one of the Sellers of Firebird and Phoenix, for periods ranging from two to five years (see Note 6 and Note 10 for further information).

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides lease terms and discount rates for the periods indicated:

| | Year Ended December 31 | | |
| --- | --- | --- | --- |
| | 2022 | 2021 | 2020 |
| Weighted-average remaining lease term (years): | | | |
| Finance leases | 3.54 | 3.60 | 4.16 |
| Operating leases | 3.52 | 3.85 | 4.57 |
| Weighted-average discount rate: | | | |
| Finance leases | 3.5% | 2.6% | 3.0% |
| Operating leases | 4.0% | 3.8% | 4.3% |

The following table provides supplemental balance sheet information related to leases at the dates indicated (in thousands):

| | December 31 | |
| --- | --- | --- |
| | 2022 | 2021 |
| **Assets** | | |
| Finance lease ROU assets [1] | $15,264 | $12,590 |
| Operating lease ROU assets | 7,720 | 7,113 |
| **Liabilities** | | |
| *Current* | | |
| Finance lease liabilities | 4,382 | 3,663 |
| Operating lease liabilities | 2,712 | 2,178 |
| *Noncurrent* | | |
| Finance lease liabilities | 12,085 | 9,672 |
| Operating lease liabilities | 5,007 | 4,938 |

(1)  Amounts are included in Property and equipment, net on the consolidated balance sheets

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides maturities of undiscounted lease liabilities at December 31, 2022 (in thousands):

| | Finance Lease | Operating Lease |
|---|---|---|
| 2023 | $4,870 | $2,958 |
| 2024 | 3,629 | 2,617 |
| 2025 | 4,652 | 962 |
| 2026 | 2,482 | 879 |
| 2027 | 2,179 | 570 |
| Thereafter | - | 237 |
| Total lease payments | 17,812 | 8,223 |
| Less: Interest | (1,345) | (504) |
| Present value of lease liabilities | 16,467 | 7,719 |
| Less: Current portion of lease obligation | (4,382) | (2,712) |
| Total long-term lease obligation | $12,085 | $5,007 |

The following table provides maturities of undiscounted lease liabilities at December 31, 2021 (in thousands):

| | Finance Lease | Operating Lease |
|---|---|---|
| 2022 | $3,941 | $2,399 |
| 2023 | 3,143 | 2,080 |
| 2024 | 2,348 | 1,911 |
| 2025 | 3,771 | 394 |
| 2026 | 801 | 333 |
| Thereafter | - | 455 |
| Total lease payments | 14,004 | 7,572 |
| Less: Interest | (669) | (456) |
| Present value of lease liabilities | 13,335 | 7,116 |
| Less: Current portion of lease obligation | (3,663) | (2,178) |
| Total long-term lease obligation | $9,672 | $4,938 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE 18. COMMITMENTS AND CONTINGENCIES

### Insurance

We have accrued liabilities for estimated workers' compensation and other casualty claims incurred based upon claim reserves plus an estimate for loss development and incurred but not reported claims. We self-insure a significant portion of expected losses relating to workers' compensation, general liability and automobile liability, with a self-insured retention of $1.0 million. Insurance is purchased over our retention to reduce our exposure to catastrophic events. Estimates are recorded for potential and incurred outstanding liabilities for workers' compensation, auto and general liability claims and claims that are incurred but not reported. Estimates are based on adjusters' estimates, historical experience and statistical methods commonly used within the insurance industry that we believe are reliable. We have also engaged a third-party actuary to perform a review of our accrued liability for these claims as well as potential funded losses in our captive insurance company. Insurance estimates include certain assumptions and management judgments regarding the frequency and severity of claims, claim development and settlement practices and the selection of estimated loss among estimates derived using different methods. Unanticipated changes in these factors may produce materially different amounts of expense that would be reported under these programs.

On October 1, 2020, we elected to utilize a wholly owned insurance captive to insure the self-insured retention for our workers' compensation, general liability and automobile liability insurance programs. All accrued liabilities associated with periods from October 1, 2017 through current were transferred to the captive.

We maintain excess property and casualty programs with third-party insurers in an effort to limit the financial impact of significant events covered under these programs. Our operating subsidiaries pay premiums to both the excess and reinsurance carriers and our captive for the estimated losses based on an external actuarial analysis. These premiums held by our wholly owned captive are currently held in a restricted account, resulting in a transfer of risk from our operating subsidiaries to the captive.

We also maintain a self-insurance program for managing employee medical claims in excess of employee deductibles. As claims are paid, the liability is relieved. We also maintain third party insurance stop-loss coverage for individual medical claims exceeding a certain minimum threshold. In addition, we maintain $1.3 million of umbrella insurance coverage for annual aggregate medical claims exceeding approximately $11.3 million.

Our accruals for automobile, workers' compensation and medical claims were as follows at the dates indicated (in thousands):

|  | December 31 | |
|---|---|---|
|  | 2022 | 2021 |
| Pre-funded premiums for losses incurred but not reported | $ - | $50 |
| Accrued automobile and workers' compensation claims | 5,579 | 4,127 |
| Accrued medical claims | 1,007 | 1,100 |

### Litigation

From time to time as incidental to our operations, we may become involved in various lawsuits and/or disputes. As an operator of an extensive trucking fleet, we are a party to motor vehicle accidents, worker compensation claims and other items of general liability as would be typical for the industry. We are presently unaware of any claims against us that are either outside the scope of insurance coverage or that may exceed the level of insurance coverage and could potentially represent a material adverse effect on our financial position, results of operations or cash flows.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## Guarantees

We issue parent guarantees of commitments associated with the activities of our subsidiary companies. The guarantees generally result from subsidiary commodity purchase obligations, subsidiary operating lease commitments and subsidiary banking transactions. The nature of these arrangements is to guarantee the performance of the subsidiary in meeting their respective underlying obligations. We would only be called upon to perform under the guarantee in the event of a payment default by the applicable subsidiary company. In satisfying these obligations, we would first look to the assets of the defaulting subsidiary company.

At December 31, 2022, parental guaranteed obligations were approximately $80.2 million. Currently, neither we nor any of our subsidiaries has any other types of guarantees outstanding that require liability recognition, except for the residual value guarantees for certain of our finance leases (see Note 17 for further discussion).

## NOTE 19. CONCENTRATION OF CREDIT RISKS

We may incur credit risk to the extent our customers do not fulfill their obligations to us pursuant to contractual terms. Risks of nonpayment and nonperformance by our customers are a major consideration in our business, and our credit procedures and policies may not be adequate to sufficiently eliminate customer credit risk. Managing credit risk involves a number of considerations, such as the financial profile of the customer, the value of collateral held, if any, specific terms and duration of the contractual agreement, and the customer's sensitivity to economic developments. We have established various procedures to manage credit exposure, including initial credit approval, credit limits and rights of offset. We also utilize letters of credit and guarantees to limit exposure.

Our largest customers consist of large multinational integrated crude oil companies and independent domestic refiners of crude oil. In addition, we transact business with independent crude oil producers, major chemical companies, crude oil trading companies and a variety of commercial energy users. Within this group of customers, we derive approximately 50 percent of our revenues from four to five large crude oil refining customers. While we have ongoing established relationships with certain domestic refiners of crude oil, alternative markets are readily available since we supply less than one percent of U.S. domestic refiner demand. As a fungible commodity delivered to major Gulf Coast supply points, our crude oil sales can be readily delivered to alternative end markets.

The following tables reflect the percentages of individual customer sales in excess of 10 percent of our consolidated revenues and individual customer receivables in excess of 10 percent of our total consolidated receivables for the periods indicated. We believe that a loss of any of the customers where we currently derive more than 10 percent of our revenues would not have a material adverse effect on our operations as we would be able to replace that customer's activity with a similar customer or customers.

| Individual customer sales in excess of 10% of revenues | | |
|---|---|---|
| Year Ended December 31 | | |
| 2022 | 2021 | 2020 |
| 22.4% | 23.7% | 24.0% |
| 11.3% | 11.6% | 10.8% |

| Individual customer receivables in excess of 10% of receivables | | |
|---|---|---|
| Year Ended December 31 | | |
| 2022 | 2021 | 2020 |
| -% | 11.5% | 11.3% |
| - % | - % | 10.9% |
| - % | - % | 10.7% |
| 10.8% | 17.0% | 10.4% |
| 16.0% | 12.6% | |

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Adams Resources & Energy, Inc.:

## Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Adams Resources & Energy, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, cash flows, and shareholders' equity for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 16, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

## Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

## Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

### Measurement of accrued liabilities for automobile and workers' compensation claims

As discussed in Note 18 to the consolidated financial statements, the Company establishes accrued liabilities for automobile and workers' compensation claims reported plus an estimate for loss development and potential claims that have been incurred but not reported to the Company or its insurance provider. The estimates are based on insurance adjusters' estimates, historical experience and statistical methods commonly used within the insurance industry. The Company retains a third-party actuary to review its accrued liabilities for such claims.  As of December 31, 2022, the accrued liabilities for automobile and workers' compensation were $5.6 million.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We identified the assessment of the accrued liabilities for automobile and workers' compensation claims that have been incurred but not reported as a critical audit matter. Specialized skills and knowledge were required to evaluate the Company's actuarial models and underlying assumptions made by the Company to estimate these accrued liabilities for incurred but not reported claims. Specifically, the accrued liabilities were sensitive to possible changes to the following key underlying assumptions:

- incurred and paid loss development factors used in the determination of the ultimate loss
- initial expected loss rates
- the selection of estimated loss among estimates derived using different methods.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process to estimate accrued liabilities for automobile and workers compensation claims that have been incurred but not reported, including controls related to the development of the key assumptions listed above. In addition, we involved actuarial professionals with specialized skills and knowledge, who assisted in:

- assessing the actuarial models and procedures used by the Company by comparing them to generally accepted actuarial methods and procedures to estimate the ultimate losses
- evaluating the Company's key assumptions and judgments underlying the Company's estimate by developing an independent range of the incurred but not reported claims and comparing it against the Company's recorded amount.

/s/ KPMG LLP

We have served as the Company's auditor since 2017.


Houston, Texas
March 16, 2023

# MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the NYSE American under the ticker symbol "AE". As of March 1, 2023, there were approximately 112 shareholders of record of our common shares, however, the actual number of beneficial holders of our common stock may be substantially greater than the stated number of holders of record because a substantial portion of our common stock is held in street name.

We have paid dividends to our common shareholders each year since 1994. Our Board of Directors expects to continue paying dividends in the near future, although the declaration, amount and timing of any dividends falls within the sole discretion of our Board, whose decision will depend on many factors, including our financial condition, earnings, capital requirements and other factors that our Board may deem relevant.

## ISSUER PURCHASES OF EQUITY SECURITIES

On October 31, 2022, we entered into a Stock Repurchase Agreement (the "Repurchase Agreement") with KSA Industries, Inc. and certain members of the family of the late Kenneth Stanley Adams, Jr., our founder (collectively, the "KSA Sellers"). Prior to the transaction, KSA Industries, Inc. was our largest shareholder. Under the terms of the Repurchase Agreement, we purchased an aggregate of 1,942,433 shares of our common stock from the KSA Sellers for an aggregate purchase price of $69.9 million, at a price of $36.00 per share. The purchase price was funded with the proceeds of the $25.0 million term loan under our new credit agreement with Cadence Bank, with the balance funded with cash on hand at the time of the transaction. See Note 10 in the Notes to Consolidated Financial Statements included in this annual report.

The following table provides information about our purchase of equity securities during the three months ended December 31, 2022:

| Period | Total number of shares repurchased | Average price paid per share | Total number of shares purchased as part of publicly announced plan | Approximate dollar value of shares that may yet be purchased under the program (in millions) |
|---|---|---|---|---|
| October 1 through October 31, 2022 | 1,942,433 | $36.00 | - | N/A |
| November 1 through November 30, 2022 | - | N/A | - | N/A |
| December 1 through December 31, 2022 | - | N/A | - | N/A |

# PERFORMANCE GRAPH

The following graph compares the total shareholder return performance of our common stock with the performance of: (i) the Standard & Poor's 500 Stock Index ("S&P 500") and (ii) the S&P 500 Integrated Oil and Gas Index ("S&P Integrated Oil & Gas").  The graph assumes that $100 was invested in our common stock and each comparison index beginning on December 31, 2017 and that all dividends were reinvested on a quarterly basis on the ex-dividend dates.  The graph was prepared under the applicable rules of the SEC based on data supplied by Research Data Group.  The stock performance shown on the graph is not necessarily indicative of future price performance.

The information under the caption "Performance Graph" above is not deemed to be "filed" as part of the Annual Report on Form 10-K, and is not subject to the liability provisions of Section 18 of the Exchange Act.  Such information will not be deemed incorporated by reference into any filing we make under the Securities Act unless we explicitly incorporate it into such filing at such time.



| | December 31 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2017** | **2018** | **2019** | **2020** | **2021** | **2022** |
| Adams Resources & Energy, Inc. | $100.00 | $90.84 | $91.88 | $60.38 | $72.01 | $103.65 |
| S&P 500 | 100.00 | 95.62 | 125.72 | 148.85 | 191.58 | 156.89 |
| S&P Integrated Oil & Gas | 100.00 | 87.03 | 93.29 | 62.11 | 94.92 | 167.47 |

## TRANSFER AGENT & REGISTRAR

Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, New York 11717

www.shareholder.broadridge.com
Email: shareholder@broadridge.com
(877) 830-4396 or (720) 378-5591

## ANNUAL MEETING

The Annual Meeting of Shareholders of Adams Resources & Energy, Inc. will be held at 11:00 a.m., Tuesday, May 9, 2023 at 17 South Briar Hollow Lane, Suite 100, Houston, Texas 77027.

Shareholders are cordially invited to attend.

## FORM 10-K

The annual report of Adams Resources & Energy, Inc. on Form 10-K, as filed with the Securities and Exchange Commission, is available upon request. Please address all such requests to Tracy Ohmart (tohmart@adamsresources.com), Investor Relations, Adams Resources & Energy, Inc., P.O. Box 844, Houston, Texas 77001.

## NYSE AMERICAN EXCHANGE SYMBOL — AE

## CORPORATE OFFICES

Adams Resources & Energy, Inc.
17 South Briar Hollow Lane, Suite 100
Houston, Texas 77027
(713) 881-3600
www.adamsresources.com

## EXECUTIVE OFFICERS OF THE COMPANY

Kevin J. Roycraft
Chief Executive Officer & President

Tracy E. Ohmart
Executive Vice President,
Chief Financial Officer & Treasurer

## SUBSIDIARY MANAGEMENT

Wade M. Harrison
President of Service Transport Company

Greg L. Mills
President of GulfMark Asset Holdings, LLC
President of GulfMark Energy, Inc.

David B. Hurst
Secretary of the Company

Equal Opportunity Employer

## DIRECTORS

**Townes G. Pressler**
Chairman of the Board
Houston, Texas

**Murray E. Brasseux**
Retired — Former Bank Managing Director of Oil & Gas Finance
Houston, Texas

**Dennis E. Dominic**
Retired — Former Vice President of Domestic Crude Supply & Trading
New Braunfels, Texas

**Michelle A. Earley**
Partner — O'Melveny & Meyers LLP
Austin, Texas

**Richard C. Jenner**
Managing Partner — Endeavor Natural Gas, LP
Houston, Texas

**John O. Niemann Jr.**
President & Chief Operating Officer — Arthur Andersen LLP
Houston, Texas

**Kevin Roycraft**
Chief Executive Officer & President of the Company
Houston, Texas

**W.R. Scofield**
President & Chief Operating Officer — KSA Industries, Inc.
Houston, Texas

P.O. Box 844
Houston, Texas 77001
adamsresources.com

